Exhibit 2.1

EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
Dated as of January 22, 2018
among
Park National Corporation,
The Park National Bank
and
NewDominion Bank

Page

ARTICLE I DEFINITIONS	2

1.1	Certain Definitions 2

1.2	Other Defined Terms 9

1.3	Other Definitional Provisions 12

ARTICLE II	THE MERGER 13

2.1	The Merger 13

2.2	Closing 13

2.3	Effective Time 13

2.4	Effects of the Merger 13

2.5	Articles of Association and By-laws of Surviving Bank 13

2.6	Directors and Officers of the Surviving Bank 14

2.7	Conversion of Securities 14

2.8	Treatment of NewDominion Equity Awards 15

2.9	Proration 17

2.10	Election Procedures 18

2.11	Exchange of NewDominion Common Stock 20

2.12	Certain Adjustments 23

2.13	Transfer Books; No Further Ownership Rights in NewDominion Common
Stock    23

2.14	Appraisal Rights 24

2.15	Proxy and Registration Statement 24

2.16	NewDominion Shareholders Meetings 25

2.17	Closing Deliveries by NewDominion 27

2.18	Closing Deliveries by Parent and Park National 27

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF NEWDOMINION 28

3.1	Organization 28

3.2	Authority; Binding Nature 28

3.3	No Conflicts 29

3.4	Consents and Approvals 29

3.5	Regulatory Matters 29

i

(continued)
Page

3.6	Capitalization 30

3.7	Deposits 31

3.8	Subsidiaries 31

3.9	Financial Information 32

3.10	Disclosure 33

3.11	Ordinary Course; Lack of Material Adverse Change 33

3.12	No Undisclosed Liabilities 33

3.13	Taxes 34

3.14	Title to Assets; Real Property 38

3.15	Litigation; Orders 39

3.16	Compliance 39

3.17	Loans 40

3.18	Allowance for Loan Losses 42

3.19	Investment Portfolio 42

3.20	Interest Rate Risk Management Instruments 42

3.21	Intellectual Property 42

3.22	Environmental Matters 43

3.23	Material Contracts 44

3.24	Employee Benefit Matters 44

3.25	Labor Relations (Employment Matters) 48

3.26	Related Party Transactions 49

3.27	Insurance 49

3.28	Brokers 49

3.29	Sufficiency of Assets 49

3.30	Unlawful Payments 50

3.31	Reorganization 50

3.32	Information Supplied 50

3.33	Fairness Opinion 50

3.34	Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer
Information    50

(continued)
Page

3.35	CRA Compliance 51

3.36	Mortgage Banking Business 51

3.37	NewDominion Information 52

3.38	No Other Representations or Warranties 52

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND
PARK NATIONAL    52

4.1	Organization 53

4.2	Authority; Binding Nature 53

4.3	No Conflicts 53

4.4	Consents and Approvals 54

4.5	Regulatory Matters 54

4.6	Deposits 54

4.7	Litigation; Orders 55

4.8	Compliance 55

4.9	Brokers 56

4.10	Capitalization 56

4.11	SEC Filings 56

4.12	Financial Statements 57

4.13	Information Supplied 57

4.14	Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer
Information    57

4.15	CRA Compliance 58

4.16	Tax Representations 58

4.17	Ordinary Course; Lack of Material Adverse Change 58

4.18	Material Contracts 58

4.19	No Other Representations or Warranties 58

ARTICLE V	COVENANTS 59

5.1	Conduct of Business by NewDominion 59

5.2	Approvals and Filings 63

5.3	Access; Integration of Data Processing; Confidentiality 64

5.4	Notification 65

(continued)
Page

5.5	Public Announcements 65

5.6	No Control of NewDominion 65

5.7	Employee Benefit Matters 65

5.8	No Solicitation of Transaction 67

5.9	Indemnification; Directors’ and Officers’ Insurance 68

5.10	Efforts to Consummate; Further Assurances 70

5.11	[Reserved.] 70

5.12	NewDominion Divisional Advisory Board 70

5.13	Employment Agreements 70

5.14	Financial Statements 70

5.15	Tax Matters 70

5.16	Stock Exchange Listing 71

5.17	Litigation and Claims 71

ARTICLE VI	CONDITIONS TO CLOSE 72

6.1	Conditions to Each Party’s Obligations 72

6.2	Conditions to Obligations of Park National and Parent 72

6.3	Conditions to the Obligations of NewDominion 73

ARTICLE VII	TERMINATION 74

7.1	Termination 74

7.2	Effect of Termination 75

ARTICLE VIII	MISCELLANEOUS 76

8.1	Notices 76

8.2	Entire Agreement 78

8.3	Amendments 78

8.4	Waivers 78

8.5	Binding Effect; Assignment 78

8.6	Governing Law 78

8.7	Consent to Jurisdiction 79

8.8	Waiver of Jury Trial 79

8.9	Severability 79

(continued)
Page

8.10	Cumulative Remedies; Specific Performance 80

8.11	Expenses 80

8.12	Prevailing Party 80

8.13	Counterparts 80

8.14	Nonsurvival 80

v

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This Agreement and Plan of Merger and Reorganization, dated as of January 22, 2018 (“Agreement”), is entered into by and among Park National Corporation, an Ohio corporation (“Parent”), The Park National Bank, a national banking association and a wholly owned subsidiary of Parent (“Park National”), and NewDominion Bank, a North Carolina state-chartered bank (“NewDominion”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of NewDominion, Parent and Park National have determined that it is in the best interests of their respective entities and shareholders to consummate the business combination transaction provided for herein in which NewDominion will, subject to the terms and conditions set forth herein, merge with and into Park National, with Park National being the surviving entity (the “Merger”);
WHEREAS, the Board of Directors of NewDominion has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, (ii) approved the execution, delivery and performance by NewDominion of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that NewDominion’s shareholders (the “NewDominion Shareholders”) approve and adopt this Agreement;
WHEREAS, the Board of Directors of each of Parent and Park National has (i) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance by Parent and Park National, respectively, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, Parent, Park National and NewDominion intend for federal income tax purposes that the Merger (as defined below) qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Code (as defined below) and this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations (as defined below); and
WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of NewDominion have entered into Voting and Support Agreements with Parent and Park National, effective as of the date hereof (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”).
NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS
1.1    Certain Definitions. As used herein, the following terms shall have the following meanings:
(a)    “401(k) Plan” shall mean The NewDominion Bank Retirement Savings Plan, Plan No. 001.
(b)     “Acquisition Proposal” shall mean any bona fide proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving NewDominion, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of NewDominion representing 10% or more of the consolidated assets of NewDominion, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to NewDominion, or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.
(c)    “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, (i) “control” (including the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise; and (ii) when used in the context of NewDominion, “Affiliate” shall also mean any Subsidiary, or any entity which together with NewDominion or any Subsidiary would be deemed a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.
(d)    “Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision-of any Applicable Law.
(e)    “Applicable Law” or “Law” shall mean and include (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority or as to which a party, by the nature of its activities, is subject, (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party or as to which a party, by the nature of its activities or otherwise, is subject; (iii) any judicial or administrative interpretation of application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.
(f)     “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Ohio or North Carolina, or a day on which commercial banks in Ohio or North Carolina are authorized or required by Applicable Law to close.
(g)    “Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.
(h)    “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.
(i)    “Code” shall mean the Internal Revenue Code of 1986, as amended.
(j)    “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of November 9, 2017, by and between Parent and NewDominion.
(k)    “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on NewDominion or any of its Subsidiaries.
(l)    “Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which NewDominion has or may have any liability or whereby NewDominion and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.
(m)    “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.
(n)    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(o)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(p)    “FDIC” shall mean the Federal Deposit Insurance Corporation.
(q)    “Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.
(r)    [Reserved]
(s)    “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.
(t)    “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local.
(u)    “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.
(v)    “IRS” shall mean the Internal Revenue Service.
(w)    “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.
(x)    “Material Adverse Change” or “Material Adverse Effect” shall mean any event, change, effect or development that (i) has had or would reasonably be expected to have a material and adverse effect on the condition (financial or otherwise), results of operations or business of Parent and Park National, and their respective Subsidiaries, taken as a whole, or NewDominion and its Subsidiaries, taken as a whole, as the case may be, (ii) has materially impaired or would reasonably be expected to materially impair the ability of NewDominion, on the one hand, or Parent and Park National, on the other hand, to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement or (iii) constitutes, causes or would reasonably be excepted to cause, with respect to NewDominion or any of its Subsidiaries, a Specified Regulatory Action; provided, however, that a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in Applicable Law or in GAAP, Tax laws, regulatory policy or accounting requirements or principles (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and

Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to banking organizations (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), (D) the impact of the public disclosure, pendency or performance of this Agreement or the transactions contemplated hereby, including the impact of the transactions contemplated by this Agreement on relationships with customers and employees, (E) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement (so long as NewDominion and its Subsidiaries, on the one hand, or Parent and Park National and their Subsidiaries, on the other hand, as the case may be, is not materially disproportionately affected thereby relative to similarly situated participants in the industries in which the applicable party operates), and (F) with respect to NewDominion, actions taken or omitted to be taken with the prior written consent or at the direction of Parent or as required by this Agreement and any action not taken as a result of the failure of Parent or Park National to consent to such action requiring Parent’s or Park National’s consent hereunder, or, with respect to Parent and Park National, actions taken or omitted to be taken with the prior written consent of NewDominion or as required by this Agreement.
(y)    “Material Contract” shall mean any of the following Contracts:
(i)    any lease of real property;
(ii)    any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $150,000 or more;
(iii)    any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of NewDominion or its Subsidiaries;
(iv)    any partnership, joint venture or other similar Contract;

(v)    any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);
(vi)    any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by NewDominion or its Subsidiaries for the borrowing of money or the deferred purchase price of property or its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset);
(vii)    any Contract that creates future payments or obligations in excess of $150,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 60 days or less;
(viii)    any naming rights, license, franchise or similar Contract;
(ix)    any exclusive dealing or third-party referral agreement imposed on NewDominion or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of NewDominion or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;
(x)    any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of NewDominion or its Subsidiaries;
(xi)    any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar Contract with any Governmental Authority; and
(xii)    any Contract constituting a NewDominion Regulatory Agreement.
(z)    “NewDominion’s Knowledge” shall mean the actual knowledge of each of J. Blaine Jackson, Greg Burke, Kelly King, Timothy J. Ignasher and Todd Bogdan or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at NewDominion.
(aa)    “NewDominion Stock Options” shall mean all options granted by NewDominion to purchase shares of NewDominion Common Stock under a NewDominion Stock Plan, whether vested or unvested, that are outstanding and unexercised immediately prior to the Effective Time.
(bb)    “NewDominion Stock Plans” shall mean that the NewDominion Bank 2016 Equity Incentive Plan, the NewDominion Employee Stock Option Plan and the NewDominion Bank Director Stock Option Plan and all other employee and director equity incentive plans or agreements of NewDominion as of the date of this Agreement.

(cc)    “NYSE American” shall mean the NYSE American stock exchange (formerly known as NYSE MKT).
(dd)    “OCC” shall mean the Office of the Comptroller of the Currency.
(ee)    “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.
(ff)    “Parent Share Signing Date Price” shall mean $105.56, which represents the average closing price of Parent Common Stock as reported on the NYSE American over the twenty (20) consecutive trading day period ending on the business day immediately prior to the date of this Agreement, rounded to the nearest whole cent.
(gg)    “Park National’s Knowledge” shall mean the actual knowledge of each of C. Daniel DeLawder, David L. Trautman, Brady T. Burt, Matthew R. Miller and Jeffrey A. Wilson or the knowledge that each such individual would ordinarily have after reasonable investigation based on his or her respective position at Park National and/or Parent.
(hh)    “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.
(ii)    “Permitted Lien” shall mean (i) Liens for current taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by NewDominion of the property subject thereto.
(jj)    “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.
(kk)    “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
(ll)    “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of Parent Common Stock to the NewDominion Shareholders pursuant to the Merger, and the proxy statement of NewDominion relating to the NewDominion Shareholders’ approval of this Agreement and the Merger, including any amendments or supplements thereto.
(mm)    “Registration Statement” shall mean the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.

(nn)    “Regulatory Agency” shall mean, (i) with respect to NewDominion, the FDIC, the North Carolina Commissioner of Banks and any other bank regulatory agencies with supervisory authority over NewDominion, (ii) with respect to Parent, the Ohio Secretary of State and the Federal Reserve and (iii) with respect to Park National, the FDIC, the OCC and any other bank regulatory agencies with supervisory authority over Park National.
(oo)    “Regulatory Approval” shall mean the (i) the filing of applications, filings and notices, as applicable, with the NYSE American by Parent, (ii) the filing with the SEC of the Registration Statement, which will include the Proxy Statement/Prospectus, by Parent and the declaration of effectiveness of the Registration Statement by the SEC, (iii) the filing of the Articles of Merger, (iv) approval of the Federal Reserve, the OCC and any other regulatory agency which is required to consummate the transactions contemplated hereby and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE American.
(pp)    “Related Party” shall mean: (a) any Person that serves as a director or executive officer of NewDominion or any of its Subsidiaries as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than NewDominion or its Subsidiaries), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.
(qq)    “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including, without limitation, legal counsel, accountants and financial advisors.
(rr)    “SEC” shall mean the United States Securities Exchange Commission or any successor thereof.
(ss)    “Securities Act” shall mean the Securities Act of 1933, as amended.
(tt)    “Specified Regulatory Action” means, with respect to NewDominion and any of its Subsidiaries, except for matters set forth in the NewDominion Disclosure Schedule, the imposition by any Regulatory Agency or other Governmental Authority of a NewDominion Regulatory Agreement.
(uu)    “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(vv)    “Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party, which, upon acceptance by NewDominion, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the Acquisition Proposal, on terms that NewDominion’s Board of Directors determines in its good faith judgment, based upon a written legal opinion of its outside legal counsel and a fairness opinion from an independent financial advisor, in both cases, from firms of national stature, (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of NewDominion Common Stock or all, or substantially all, of the assets of NewDominion and its Subsidiaries on a consolidated basis; and (ii) would result in a transaction that (A) involves consideration to the holders of NewDominion Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to NewDominion’s Shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, (B) is, in light of the other terms of such proposal, more favorable to NewDominion Shareholders than the Merger and the transactions contemplated by this Agreement, and (C) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
(ww)    “Tax” or “Taxes” shall mean any and all federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever imposed by a Governmental Authority, including any interest, penalty or addition thereto, whether disputed or not.
(xx)    “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto and including any amendment thereof.
(yy)    “Treasury Regulations” means the final or temporary regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
(zz)    “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.
1.2    Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
Adjusted Stock Option	2.8(a)
Adverse Recommendation Change	2.16(b)
Agreement	First Paragraph
Appraisal Shares	2.14
Articles of Merger	2.3
Audited Financial Statements	3.9(a)
Balance Sheet	3.9(a)
Balance Sheet Date	3.9(a)
Book Entry Shares	2.11(b)
Call Reports	3.9(a)
Cash Consideration	2.7(a)(i)
Cash Conversion Number	2.9(a)
Cash Election	2.7(a)(i)
Cash Election Number	2.9(b)(i)
Cash Election Shares	2.7(a)(i)
Certificate	2.11(b)
Closing	2.2
Closing Date	2.2
Closing Date Plan Year	5.7(d)
Continuing Employee	5.7(a)
CRA	3.35
Disclosure Schedules	Article IV
Discontinued Employee	5.7(c)
DOL	3.24(a)
Effective Time	2.3
Election	2.10(a)
Election Deadline	2.10(d)
Election Period	2.10(c)
Employment Agreement	5.13
Exchange Agent	2.11(a)
Exchange Agent Agreement	2.11(a)
Exchange Fund	2.11(a)
Exchange Ratio	2.7(b)
Excluded Shares	2.7(d)
Financial Statements	3.9(a)
Form of Election	2.10(b)
Holder	2.10
Indemnitees	5.9(a)
Intellectual Property	3.21
Interim Balance Sheet	3.9(a)
Interim Balance Sheet Date	3.9(a)
Interim Financial Statements	3.9(a)

Defined Term	Section Reference
Leased Property	3.14(c)
Leases	3.14(c)
Loans	3.17(a)
Materially Burdensome Regulatory Condition	5.2(a)
Merger	Recitals
Merger Consideration	2.7(b)
NCBCA	2.3
Net Share	2.8(a)
NewDominion	First Paragraph
NewDominion Common Stock	2.7(a)
NewDominion Disclosure Schedule	Article III
NewDominion Equity Awards	2.8(b)
NewDominion Exercisable Option	2.8(a)
NewDominion Recommendation	2.16(a)
NewDominion Regulatory Agreement	3.5
NewDominion Restricted Stock Award	2.8(b)
NewDominion Shareholders	Recitals
NewDominion Shareholders’ Meeting	2.16(a)
Non-Election Shares	2.7(a)(iii)
North Carolina Secretary	2.3
Notice of Recommendation Change	2.16(b)(iii)
Option Cancellation Agreements	2.8(a)
OREO	3.14(b)
Owned Real Property	3.14(b)
Parent	First Paragraph
Parent Common Stock	2.4
Parent Plans	5.7(d)
Parent SEC Filings	4.11
Park Disclosure Schedule	Article IV
Park National	First Paragraph
Per Share Cash Consideration	2.7(b)
Real Property	3.14(c)
Shares	3.6(a)
Shortfall Number	2.9(b)(ii)
Stock Consideration	2.7(a)(ii)
Stock Election	2.7(a)(ii)
Stock Election Shares	2.7(a)(ii)
Surviving Bank	2.1
Termination Fee	7.2(b)
Voting and Support Agreements	Recitals

1.3    Other Definitional Provisions.
(a)    All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated therein or the context otherwise requires.
(b)    Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
(c)    As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.
(d)    Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.
(e)    The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.
(f)    Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include and mean any successor statute or regulation, or Governmental Authority, as the case may be.
(g)    Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement.
(h)    When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context clearly requires otherwise.

ARTICLE II
THE MERGER
2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, NewDominion shall merge with and into Park National. Park National shall be the surviving entity (hereinafter referred to for the period at and after the Effective Time as the “Surviving Bank”). The Surviving Bank shall continue to exist as a national banking association under the laws of the United States under the name “The Park National Bank.” Upon consummation of the Merger, the separate legal existence of NewDominion shall terminate.
2.2    Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, at the offices of Squire Patton Boggs (US) LLP, 221 East Fourth Street, Suite 2900, Cincinnati, Ohio 45202, on a date to be specified by the parties, which date shall be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in ARTICLE VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.
2.3    Effective Time. Subject to the provisions of this Agreement, as soon as reasonably practicable on the Closing Date, the parties shall cause articles of merger (the “Articles of Merger”) in respect of the Merger to be delivered to the office of the North Carolina Secretary of State (the “North Carolina Secretary”) for filing in the form required by the North Carolina Banking Law Modernization Act, Chapter 53C of the North Carolina General Statutes and the Business Corporation Act, Chapter 55 of the North Carolina General Statutes (“NCBCA”). The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”. The Effective Time shall be the date and time upon which the Articles of Merger are filed with the North Carolina Secretary, or such later date and time as may be agreed to by Parent, Park National and NewDominion and specified in the Articles of Merger in accordance with the NCBCA. For the avoidance of doubt, the Articles of Merger shall not be filed with the North Carolina Secretary without the consent of each of Parent, Park National and NewDominion.
2.4    Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the NCBCA and under the laws of the United States applicable to national banking associations, including, without limitation, 12 U.S.C. Section 215a and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of NewDominion shall vest in Surviving Bank, and all debts, liabilities and duties of NewDominion shall become the debts, liabilities and duties of Surviving Bank. At and after the Effective Time, each share of common stock, without par value, of Parent (the “Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.

2.5    Articles of Association and By-laws of Surviving Bank. The articles of association of Park National, as in effect immediately prior to the Effective Time, shall become and remain the articles of association of Surviving Bank until amended in accordance with applicable laws. The by-laws of Park National, as in effect immediately prior to the Effective Time, shall become and remain the by-laws of Surviving Bank until amended in accordance with applicable laws.
2.6    Directors and Officers of the Surviving Bank. As of the Effective Time:
(a)    The directors of Surviving Bank shall be the directors of Park National immediately prior to the Effective Time, each of whom shall serve as the directors of the Surviving Bank until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.
(b)    The executive officers of Surviving Bank shall be the executive officers of Park National immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association and by-laws of Surviving Bank.
2.7    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Park National, NewDominion or the holder of any of the following securities:
(a)    Subject to Sections 2.9, 2.10 and 2.11(e), each share of NewDominion’s voting common stock and non-voting common stock, par value $0.25 per share (collectively, the “NewDominion Common Stock”), except for Excluded Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:
(i)    For each share of NewDominion Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.10 (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);
(ii)    For each share of NewDominion Common Stock with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been effectively made and not revoked or deemed revoked pursuant to Section 2.10 (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); and
(iii)    For each share of NewDominion Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.10 (collectively the “Non-Election

Shares”), the right to receive such Stock Consideration or Cash Consideration as is determined in accordance with Section 2.9.
(b)    For purposes of this Agreement, the following terms shall have the following meanings:
(i)    The “Exchange Ratio” means 0.01023.
(ii)    The “Per Share Cash Consideration” means $1.08.
(iii)    The “Merger Consideration” means the Cash Consideration and/or Stock Consideration described in Section 2.7(a), as applicable.
(c)    Cancellation of Shares. Shares of NewDominion Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of NewDominion Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.11(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.11(e), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.11.
(d)    Treasury Stock; Excluded Shares. All shares of NewDominion Common Stock held by NewDominion as treasury shares or by Parent or Park National or by any wholly-owned Subsidiary of Parent, Park National or NewDominion immediately prior to the Effective Time (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent, NewDominion or any wholly-owned Subsidiary of Parent or NewDominion in respect of a debt previously contracted) shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).
2.8    Treatment of NewDominion Equity Awards.
(a)    At the Effective Time (i) each NewDominion Stock Option that has an exercise price per share that is less than $1.08 (a “NewDominion Exercisable Option”) shall be canceled and converted automatically into the right to receive (without interest) the Merger Consideration payable pursuant to Section 2.7 based on the holder’s election in accordance with and subject to Sections 2.9 and 2.10 in respect of the Net Share amount with respect to such NewDominion Stock Option, less applicable Tax withholdings, and treating the Net Shares in the same manner as all other shares of NewDominion Common Stock for such purposes and (ii) each NewDominion Stock Option that has an exercise price per share that is greater than or equal to $1.08 shall be assumed and converted automatically into an option (an “Adjusted Stock Option”) to purchase, on the same terms and conditions as were applicable under such NewDominion Stock Option immediately prior to the Effective Time (including vesting terms), the number of shares of Parent Common Stock (rounded down to the nearest whole number of shares of Parent Common Stock) equal to the product of (A) the number of shares of NewDominion Common Stock subject to such NewDominion Stock Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which Adjusted Stock Option shall have an exercise price per share of Parent Common Stock equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of NewDominion Common Stock subject to such NewDominion Stock Option immediately prior to the Effective Time, by (2) the Exchange Ratio. “Net Share” shall mean with respect to a NewDominion Stock Option, the quotient obtained by dividing (i) the product of (x) the excess, if any, of $1.08 over the per share exercise price of such NewDominion Stock Option multiplied by (y) the number of shares of NewDominion Common Stock subject to such NewDominion Stock Option, by (ii) $1.08. Prior to the Effective Time, NewDominion shall enter into option cancellation agreements (the “Option Cancellation Agreements”) with all holders of NewDominion Exercisable Options granted pursuant to the NewDominion Employee Stock Option Plans, each in a form mutually agreed upon by NewDominion and Parent, and shall take all such further action as is necessary to allow the NewDominion Exercisable Options to be cancelled and converted into the Merger Consideration.
(b)    Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a share of NewDominion Common Stock subject to vesting, repurchase or other lapse restriction granted under a NewDominion Stock Plan that is unvested or contingent and outstanding immediately prior to the Effective Time (a “NewDominion Restricted Stock Award” and, together with the NewDominion Stock Options, the “NewDominion Equity Awards”) shall fully vest (with any performance-based vesting condition applicable to such NewDominion Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be canceled and converted automatically into the right to receive the Merger Consideration payable pursuant to Section 2.7 on the shares of NewDominion Common Stock underlying such NewDominion Restricted Stock Award based on the holder’s election in accordance with and subject to Sections 2.9 and 2.10 and treating the shares of NewDominion Common Stock subject to such NewDominion Restricted Stock Award in the same manner as all other shares of NewDominion Common Stock for such purposes. Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration payable in respect of the NewDominion Restricted Stock Awards all such amounts as it is required to deduct and withhold under the Code or any provisions of state, local, or foreign Tax law.
(c)    Parent shall take all corporate action necessary to issue a sufficient number of shares of Parent Common Stock with respect to the settlement of NewDominion Equity Awards contemplated by this Section 2.8. Immediately following the Effective Time, to the extent required by the SEC, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to such Adjusted Stock Options, shall distribute a prospectus relating to such Form S-8, if applicable, and shall use reasonable commercial efforts to maintain the effectiveness of such registration statement for so long as such Adjusted Stock Options remain outstanding.
(d)    Each holder of a NewDominion Equity Award converted into the right to receive the Stock Consideration that would have otherwise been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares to be delivered to such holder pursuant to Section 2.7 and this Section 2.8) shall receive, in lieu thereof and upon surrender thereof, a cash payment (rounded to the nearest cent) (without interest) in an amount equal to such fractional part of a share of Parent Common Stock (rounded to the nearest ten-thousandth when expressed in decimal form) multiplied by the Parent Share Signing Date Price.
(e)    At or prior to the Effective Time, NewDominion, the Board of Directors of NewDominion and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.8.
2.9    Proration.
(a)    Notwithstanding any other provision contained in this Agreement, the total number of shares of NewDominion Common Stock (including shares subject to NewDominion Exercisable Options and NewDominion Restricted Stock Awards) to be entitled to receive the Cash Consideration pursuant to Section 2.7(a) shall be equal to the product (rounded down to the nearest whole share) of (i) 0.40 and (ii) the total number of shares of NewDominion Common Stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares subject to NewDominion Exercisable Options and NewDominion Restricted Stock Awards, but excluding Excluded Shares and Appraisal Shares) (the “Cash Conversion Number”). All other shares of NewDominion Common Stock (including shares subject to NewDominion Exercisable Options and NewDominion Restricted Stock Awards, but excluding Excluded Shares and Appraisal Shares) shall be converted into the right to receive the Stock Consideration.
(b)    Promptly after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of NewDominion Common Stock, NewDominion Exercisable Options and NewDominion Restricted Stock Awards of rights to receive the Cash Consideration and the Stock Consideration as follows:
(i)    If the aggregate number of shares of NewDominion Common Stock (including for these purposes the shares subject to NewDominion Stock Exercisable and NewDominion Restricted Stock Awards) with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with this Section 2.9, whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and
(ii)    If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:
(1)    If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with this Section 2.9, whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or
(2)    If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with this Section 2.9, whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.
2.10    Election Procedures. Each holder of record of shares of NewDominion Common Stock, NewDominion Exercisable Options and NewDominion Restricted Stock Awards to be converted into the right to receive the Cash Consideration and/or the Stock Consideration in

accordance with, and subject to, Sections 2.7 and 2.9 (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:
(a)    Each Holder may specify in a request made in accordance with the provisions of this Section 2.10 (herein called an “Election”) (i) the number of shares of NewDominion Common Stock owned by such Holder (or subject to such NewDominion Exercisable Options and NewDominion Restricted Stock Awards) with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of NewDominion Common Stock owned by such Holder (or subject to such NewDominion Exercisable Options and NewDominion Restricted Stock Awards) with respect to which such Holder desires to make a Cash Election.
(b)    Parent shall prepare a form reasonably acceptable to NewDominion, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to NewDominion (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.
(c)    Parent (i) shall initially make available and mail the Form of Election not less than twenty (20) business days prior to the anticipated Election Deadline to Holders of record as of the business day prior to such mailing date, and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder, holder of NewDominion Exercisable Options or holder of NewDominion Restricted Stock Awards who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period”.
(d)    Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the parties shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.
(e)    Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not properly made with respect to any shares of NewDominion Common Stock or any shares subject to NewDominion Exercisable Options or NewDominion Restricted Stock

(none of Parent, Park National, NewDominion nor the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of NewDominion Common Stock, or any shares subject to NewDominion Exercisable Options or NewDominion Restricted Stock, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.
(f)    Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof.
(g)    Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of Parent Common Stock, either certificated or in book entry, into which shares of NewDominion Common Stock are converted in the Merger and (iii) the method of payment of cash for shares of NewDominion Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.
2.11    Exchange of NewDominion Common Stock.
(a)    Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with Broadridge Corporate Issuer Solutions, Inc. or such other agent as mutually agreed upon by the parties (the “Exchange Agent”), for the benefit of the holders of shares of NewDominion Common Stock and for exchange in accordance with this ARTICLE II through the Exchange Agent, sufficient cash and Parent Common Stock to make all deliveries of cash and Parent Common Stock as required by this ARTICLE II, pursuant to an exchange agent agreement among Parent and the Exchange Agent (the “Exchange Agent Agreement”) in a form reasonably acceptable to Parent and NewDominion. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.11(c) and to make payments in lieu of fractional shares pursuant to Section 2.11(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.11(c) and fractional shares in accordance with Section 2.11(e)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of NewDominion Common Stock and NewDominion Equity Awards pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of NewDominion Common Stock or holders of NewDominion Equity Awards. Any interest and other income resulting from such investments shall be paid to Parent. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.
(b)    Exchange Procedures. As promptly as practicable after the Effective Time and in no event more than 10 calendar days after the Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of NewDominion Common Stock that has been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to this Article II and that has not theretofore submitted its Certificates or Bank Entry Shares with a Form of Election (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of NewDominion Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form as directed by Parent and reasonably acceptable to NewDominion), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of NewDominion Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7(a), (A) shares of Parent Common Stock representing, in the aggregate, the Stock Consideration to which such holder of NewDominion Common Stock shall have become entitled to receive in accordance with, and subject to, Sections 2.7(a), 2.9 and 2.10 and/or (B) a check or wire of immediately available funds in the amount equal to the aggregate amount of cash that such holder has the right to receive in respect of (i) the Cash Consideration which such holder has the right to receive in respect of the surrendered Certificates or Book Entry Shares in accordance with, and subject to, Sections 2.7(a), 2.9 and 2.10, and (ii) dividends and other distributions pursuant to Section 2.11(c) and cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.11(e). No interest shall be paid or accrued on any Merger Consideration. The Exchange Agent and Parent, as the case may be, shall not be obligated to deliver certificated or book entry shares of Parent Common Stock and/or the Cash Consideration (or any cash in lieu of fractional shares) to which a holder of Parent Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificates or Book Entry Shares representing the shares of NewDominion Common Stock for exchange as provided in this Section 2.11, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by Parent. In the event of a transfer of ownership of shares of NewDominion Common Stock which is not registered in the transfer records of NewDominion, the Merger Consideration payable in respect of such shares of

NewDominion Common Stock may be paid to a transferee if the Certificate representing such shares of NewDominion Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.
(c)    Distributions with Respect to Unexchanged NewDominion Common Stock. No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificates or Book Entry Shares until the holder thereof shall surrender such Certificates or Book Entry Shares in accordance with this Article II. After the surrender of a Certificate or Book Entry Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of NewDominion Common Stock represented by such Certificate or Book Entry Share have been converted into the right to receive.
(d)    Further Rights in NewDominion Common Stock. The Merger Consideration issued upon conversion of a share of NewDominion Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.11(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of NewDominion Common Stock.
(e)    Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of NewDominion Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Signing Date Price and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7 hereof.
(f)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of NewDominion Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of NewDominion Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of NewDominion Common Stock. Any amounts remaining unclaimed by holders of shares of NewDominion Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, thereupon become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.
(g)    No Liability. Neither Parent, Park National nor Surviving Bank shall be liable to any holder of shares of NewDominion Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.
(h)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of NewDominion Common Stock represented by such Certificate.
(i)    Withholding. Each of Parent, Surviving Bank and the Exchange Agent shall be entitled to deduct and withhold from the applicable Merger Consideration, any cash in lieu of fractional shares of NewDominion Common Stock, any cash dividends or distributions payable pursuant to this Section 2.11 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of NewDominion Common Stock or NewDominion Equity Awards such amounts as Parent, Surviving Bank or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Surviving Bank or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of NewDominion Common Stock or NewDominion Equity Awards in respect of whom such deduction and withholding was made by Parent, the Surviving Bank or the Exchange Agent, as the case may be.
(j)    Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates; provided that Parent may issue any of such shares in physical form at its sole discretion.
2.12    Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or NewDominion Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, the Merger Consideration will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.
2.13    Transfer Books; No Further Ownership Rights in NewDominion Common Stock. At the Closing Date, the stock transfer books of NewDominion shall be closed and thereafter there shall be no further registration of transfers of shares of NewDominion Common Stock on the records of NewDominion, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of NewDominion Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates are presented to Surviving Bank for any reason, they shall be canceled and exchanged for the Merger Consideration as provided in this ARTICLE II.
2.14    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of NewDominion Common Stock issued and outstanding immediately prior to the Effective Time as to which the holder of such shares shall have (i) not voted in favor of the Merger nor consented thereto in writing, (ii) properly complied with the provisions of Article 13 of the NCBCA as to appraisal rights and any other Applicable Law and (iii) not effectively withdrawn or lost such holder’s rights to appraisal (each, an “Appraisal Share”), if any, shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.7, but instead at the Effective Time shall become the right to payment, solely from the Surviving Bank, of the fair value of such shares in accordance with the provisions of the NCBCA. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder (A) fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the NCBCA, (B) fails to establish his entitlement to appraisal rights as provided in the NCBCA, or (C) fails to take any action the consequence of which is that such holder is not entitled to payment for his shares under the NCBCA or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the NCBCA, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under the NCBCA shall be forfeited and cease and if such forfeiture shall occur following the Closing Date, each of such holder’s Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration pursuant to Section 2.7. NewDominion shall deliver prompt notice to Parent and Park National of any demands for appraisal of any shares of NewDominion Common Stock and provide Parent and Park National with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the NCBCA. Prior to the Effective Time, NewDominion shall not, without the prior written consent of Parent and Park National, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
2.15    Proxy and Registration Statement. As promptly as reasonably practicable following the date of this Agreement, Parent and NewDominion shall prepare the Registration Statement on Form S-4 or other applicable form, which Parent shall file with the SEC and will include the Proxy Statement/Prospectus. Each of Parent and NewDominion shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. NewDominion will cause the Proxy Statement/Prospectus to be mailed to NewDominion Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and NewDominion shall furnish all information concerning NewDominion and the holders of NewDominion Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Parent will advise NewDominion promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or NewDominion, or any of their respective affiliates, officers or directors, is discovered by Parent or NewDominion which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to NewDominion Shareholders.
2.16    NewDominion Shareholders Meetings.
(a)    NewDominion shall take all action necessary in accordance with applicable laws and NewDominion’s current articles of incorporation and bylaws to duly give notice of, convene and hold a meeting of its shareholders (the “NewDominion Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purposes of obtaining the approval of NewDominion Shareholders to adopt this Agreement. The Board of Directors of NewDominion has resolved to recommend to NewDominion Shareholders that they approve this Agreement and NewDominion shall, acting through its Board of Directors, (x) recommend that NewDominion Shareholders adopt this Agreement (the “NewDominion Recommendation”), (y) include the NewDominion Recommendation in the Proxy Statement/Prospectus and (z) use reasonable best efforts to solicit from NewDominion Shareholders proxies in favor of the adoption of this Agreement, including by communicating to NewDominion Shareholders the recommendation of the Board of Directors of NewDominion that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of NewDominion Shareholders required by Applicable Law to obtain such approvals, except to the extent NewDominion’s Board of Directors has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. NewDominion agrees that it has an unqualified obligation to submit this Agreement to NewDominion Shareholders at the NewDominion Shareholders’ Meeting, including after any Adverse Recommendation Change.
(b)    Neither NewDominion’s Board of Directors nor any committee thereof shall, except as expressly permitted by this Section, (x) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or Park National, the NewDominion Recommendation (an “Adverse Recommendation Change”) or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, NewDominion’s Board of Directors may submit this Agreement to its shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of NewDominion may communicate the basis for its lack of a recommendation to the shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law, if and only if:
(i)    NewDominion’s Board of Directors determines in good faith, based upon a written legal opinion of its outside legal counsel and a fairness opinion from an independent financial advisor, in both cases, from firms of national stature, that it has received an unsolicited bona fide Acquisition Proposal (that did not result from a breach of Section 5.8) that is a Superior Proposal and such Superior Proposal has not been withdrawn;
(ii)    NewDominion’s Board of Directors determines in good faith, based upon a written legal opinion of such outside legal counsel, that a failure to accept such Superior Proposal would result in NewDominion’s Board of Directors breaching its fiduciary duties to NewDominion and its Shareholders under Applicable Law;
(iii)    NewDominion’s Board of Directors provides written notice (a “Notice of Recommendation Change”) to Parent and Park National of its receipt of the Superior Proposal and its intent to withdraw the NewDominion Recommendation on the fifth Business Day following delivery of such notice, which notice shall specify in reasonable detail the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, legal opinions and fairness opinions) and identifying the Person or Persons making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five Business Day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three Business Days following the giving of such new Notice of Recommendation Change);
(iv)    after providing such Notice of Recommendation Change, NewDominion shall negotiate in good faith with Parent and Park National (if requested by Parent or Park National) and provide Parent and Park National reasonable opportunity during the subsequent five (or three, as applicable) Business

Day period to make such adjustments in the terms and conditions of this Agreement as would enable NewDominion’s Board of Directors to proceed without an Adverse Recommendation Change; provided, however, that (a) Parent and Park National shall not be required to propose any such adjustments, and (ii) no Adverse Recommendation Change shall be made by NewDominion’s Board of Directors nor any committee thereof if Parent and Park National shall have offered to adjust, modify or amend the terms of this Agreement to provide for substantially identical terms and conditions as Superior Proposal; and
(v)    NewDominion’s Board of Directors, following such five (or three, as applicable) Business Day period, again determines in good faith, based upon a written legal opinion of such outside legal counsel and a fairness opinion from such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to NewDominion and the NewDominion Shareholders under Applicable Law.
2.17    Closing Deliveries by NewDominion. At the Closing, NewDominion shall deliver or cause to be delivered to Parent and Park National:
(a)    a certificate of the Secretary of NewDominion, dated as of the Closing Date, certifying to: (i) the charter documents of NewDominion; (ii) resolutions of the Board of Directors of NewDominion approving the Merger and the execution, delivery and performance of this Agreement; (iii) incumbency and signatures of the officers of NewDominion executing this Agreement and any other certificate or document delivered by NewDominion in connection with this Agreement and (iv) action by NewDominion Shareholders holding the requisite voting power under its Charter Documents and Applicable Law approving the Merger and the execution, delivery and performance of this Agreement;
(b)    a certificate, dated as of the Closing Date and signed by a duly authorized officer of NewDominion, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;
(c)    a certificate that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), duly executed by an authorized officer of NewDominion, confirming that NewDominion is not and has never been a United States real property holding corporation;
(d)    each Option Cancellation Agreement duly executed by NewDominion and each holder of NewDominion Exercisable Options granted pursuant to the NewDominion Employee Stock Option Plans; and
(e)    such other documents as Parent and Park National reasonably deem necessary or appropriate to consummate the transactions contemplated by this Agreement.

2.18    Closing Deliveries by Parent and Park National. At the Closing, Parent and Park National shall deliver or cause to be delivered to NewDominion:
(a)    evidence reasonably satisfactory to NewDominion of the payment of the Merger Consideration to the Exchange Agent;
(b)    a certificate of the Secretary of each of Parent and Park National, dated as of the Closing Date, certifying to the: (i) resolutions of the Board of Directors of Parent and Park National, as applicable, approving the Merger and the execution, delivery and performance of this Agreement; and (ii) incumbency and signatures of the officers of Parent and Park National executing this Agreement and any other certificate or document delivered by Parent and Park National in connection with this Agreement;
(c)    a certificate, dated as of the Closing Date and signed by a duly authorized officer of each of Parent and Park National, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied;
(d)    such other documents as NewDominion reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF NEWDOMINION
NewDominion hereby makes the following representations and warranties to Parent and Park National, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written disclosure schedule delivered by NewDominion to Parent and Park National (the “NewDominion Disclosure Schedule”). Such NewDominion Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE III, and the disclosures in any section or subsection of the NewDominion Disclosure Schedule shall qualify other sections and subsections in this ARTICLE III only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
3.1    Organization.
(a)    NewDominion is a North Carolina banking corporation (i) duly organized, validly existing and in good standing under the laws of the State of North Carolina, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect. True, complete and correct copies of the Charter Documents of NewDominion, as in effect as of the date of this Agreement, have previously been made available to Parent and Park National.

3.2    Authority; Binding Nature.
(a)    NewDominion has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by NewDominion of this Agreement and the consummation by NewDominion of the transactions contemplated by this Agreement, have been duly and validly approved by the Board of Directors of NewDominion. Subject to the NewDominion Shareholders’ approval as contemplated by Section 6.2(c), no other corporate proceedings on the part of NewDominion are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by NewDominion and constitutes (assuming due authorization, execution and delivery by Parent and Park National) the legal, valid and binding obligations of NewDominion enforceable against NewDominion in accordance with its terms, except as such enforceability may be limited by the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b)    NewDominion and its Subsidiaries have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “shareholder protection,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of North Carolina to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. NewDominion and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.
3.3    No Conflicts. The execution, delivery and performance of this Agreement by NewDominion, and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of NewDominion or any of its Subsidiaries, (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to NewDominion or any of its Subsidiaries, (y) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Material Contract, or by which any of their respective assets or properties may be bound, or (z) result in the creation or imposition of any Lien on any of the assets of NewDominion or its Subsidiaries.
3.4    Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the approval by NewDominion Shareholders of the Merger and the execution, delivery and performance of this

Agreement, and (iii) and such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4 of the NewDominion Disclosure Schedule, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of NewDominion is required in connection with the execution, delivery and performance by NewDominion of this Agreement, and the consummation of the transactions contemplated hereby. NewDominion is unaware of any facts or circumstances which might prevent NewDominion from obtaining or effecting any of the authorizations, consents or approvals provided for in subsections (i), (ii) or (iii) of this paragraph.
3.5    Regulatory Matters. NewDominion and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2015 with (i) the FDIC; (ii) the North Carolina Commissioner of Banks and any predecessor agency; (iii) any other applicable bank regulatory agencies and (iv) any other applicable Governmental Authority and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Neither NewDominion nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or since January 1, 2015, has been ordered to pay any civil money penalty by, or since January 1, 2015, has been the recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Authority of any kind (each, a “NewDominion Regulatory Agreement”), nor has NewDominion or any of its Subsidiaries been advised since January 1, 2015 by any Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such NewDominion Regulatory Agreement. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority relating to NewDominion or any of its Subsidiaries. No Regulatory Agency has initiated or has pending any proceeding or, to NewDominion's Knowledge, investigation into the business or operations of NewDominion or any of its Subsidiaries since January 1, 2015, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of NewDominion or any of its Subsidiaries since January 1, 2015, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on NewDominion. NewDominion is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.2(a)(i).
3.6    Capitalization.
(a)    The authorized capital stock of NewDominion consists of (i) 140,000,000 common shares, $0.25 par value per share, including (x) 100,000,000 voting common shares, 37,548,301 of which are issued and outstanding (including 616,878 shares issued in respect of NewDominion Restricted Stock Awards) and of which no shares are held in treasury, and

(y) 40,000,000 non-voting common shares, 38,272,962 of which are issued and outstanding, and of which no shares are held in treasury and (ii) 30,000,000 preferred shares, without par value, none of which are issued and outstanding. The above common shares (the “Shares”) constitute all of the issued and outstanding capital stock of NewDominion as of the date of this agreement. The Shares have been duly authorized, validly issued and are fully paid and nonassessable. None of the Shares have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 2,746,492 Shares were reserved for issuance upon the exercise of outstanding NewDominion Stock Options and 2,522,061 Shares were available for future grants of stock options under NewDominion Stock Plans. NewDominion has furnished to Parent and Park National a true, complete copy of any NewDominion Stock Plan, and Schedule 3.6(a) of the NewDominion Disclosure Schedule sets forth a complete and accurate list of all participants in any such NewDominion Stock Plan as of the date hereof and identifies the number of Shares subject to NewDominion Stock Plans held by each participant therein, the exercise price or prices of any NewDominion Stock Equity Award, if applicable, and the dates each NewDominion Equity Award was granted, becomes exercisable (if applicable) and expires (if applicable). Except as disclosed in Schedule 3.6(a) of the NewDominion Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of NewDominion or any of its Subsidiaries are issued or outstanding. NewDominion has not elected to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates.
(b)    Except as disclosed in Schedule 3.6(b) of the NewDominion Disclosure Schedule, there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating NewDominion or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of NewDominion, or any securities exchangeable for or convertible into the capital stock of NewDominion, (ii) contractual obligations of NewDominion or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of NewDominion or its Subsidiaries, or (iii) proxies, voting agreements (except for the Voting and Support Agreements), voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the Shares. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by NewDominion and are outstanding.
(c)    No Subsidiary of NewDominion owns any capital stock of NewDominion.
3.7    Deposits. The deposit accounts of NewDominion are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of NewDominion, and NewDominion’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 3.7 of the NewDominion Disclosure Schedule, the deposit accounts of NewDominion have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. NewDominion has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of NewDominion. There is no action by the FDIC to terminate NewDominion’s deposit insurance and NewDominion has not received any written claim or notice threatening action alleging any of the foregoing.
3.8    Subsidiaries.
(a)    Schedule 3.8(a) of the NewDominion Disclosure Schedule sets forth a true and complete list of each Subsidiary of NewDominion. Each Subsidiary of NewDominion is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable.
(b)    Other than as set forth on Schedule 3.8(b) of the NewDominion Disclosure Schedule, there are no corporations, partnerships, limited liability companies, associations or other entities in which NewDominion owns any equity or other interest. All outstanding shares or ownership interests of NewDominion’s Subsidiaries are validly issued, fully paid and nonassessable and owned by NewDominion free and clear of any Liens other than Permitted Liens.
3.9    Financial Information.
(a)    Copies of (i) NewDominion’s consolidated audited financial statements including the financial information of NewDominion as of December 31, 2016 and 2015 and the related statements of operations and changes in shareholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements including the balance sheet of NewDominion as of December 31, 2017 and the related statements of operations and changes in shareholders’ equity and cash flows for the 12 month period then ended (the “Interim Financial Statements”) and (ii) the Consolidated Reports of Condition and Income of NewDominion that were filed by NewDominion in 2017 and 2016 that are publicly available (“Call Reports”) ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Parent and Park National. The balance sheet of NewDominion as of December 31, 2016 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The balance sheet of NewDominion as of December 31, 2017 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”
(b)    Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of NewDominion, at their dates and the results of operations and changes in shareholders’ equity of NewDominion for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. All Call Reports required to be filed by NewDominion within the twenty four (24) months preceding the date hereof have been filed on a timely basis. As of their respective filing dates, the Call Reports complied in all material respects with all statutes and applicable rules and regulations of any applicable governmental agency or body, as the case may be.

(c)    Except as set forth in the Financial Statements or on any schedules hereto, NewDominion is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of NewDominion). NewDominion is not currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.
(d)    The records, systems, controls, data and information of NewDominion and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of NewDominion or its Subsidiaries or accountants (including all means of access thereto and therefrom). NewDominion and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and Applicable Law. None of NewDominion, or its Subsidiaries, or to the knowledge of NewDominion, any director, officer, employee, agent or other person acting on behalf of NewDominion or any of its Subsidiaries has made any fraudulent entry on the books or records of NewDominion or any of its Subsidiaries. Neither of NewDominion nor any of its Subsidiaries nor, to NewDominion’s Knowledge, any director, senior executive officer, or auditor independent accountant of NewDominion or its Subsidiaries, has received written notice or otherwise obtained actual knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of NewDominion or any Subsidiary of NewDominion or their respective internal accounting controls.
(e)    NewDominion and its Subsidiaries have (i) implemented and at all times maintained disclosure controls and procedures to ensure that material information relating to NewDominion and its Subsidiaries is made known to the chief executive officer and the chief financial officer of NewDominion by others within those entities, and (ii) disclosed, based on the most recent evaluation prior to the date of this Agreement, to NewDominion’s outside auditors and the audit committee of NewDominion’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect NewDominion’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in NewDominion’s internal controls over financial reporting.
3.10    Disclosure. No representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to the NewDominion Disclosure Schedule, furnished to Parent or Park National pursuant to the provisions hereof contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading.

3.11    Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date through the Closing Date, except as reflected in the Interim Financial Statements or as set forth in Schedule 3.11 of the NewDominion Disclosure Schedule, NewDominion has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change in NewDominion. There has been no action taken by NewDominion or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required Parent and Park National’s consent if NewDominion had been subject to Section 5.1 at such time.
3.12    No Undisclosed Liabilities. Neither NewDominion nor its Subsidiaries has any material liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement, (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iv) those liabilities and obligations, if any, set forth in Schedule 3.12 of the NewDominion Disclosure Schedule.
3.13    Taxes.
(a)    (i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by NewDominion or its Subsidiaries have been or will be filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were prepared in substantial compliance with all Applicable Laws; provided, however, that regardless of what may be reported on any such Tax Returns, NewDominion makes no representation or warranty regarding the amount of any net operating losses, Tax credit, or charitable contribution carryovers that are available to it or have been reported by NewDominion for any federal, state or other Tax purposes, NewDominion makes no representation or warranty regarding any limitation on use of any of its net operating losses, Tax credits, or charitable contribution carryovers that might apply or arise under Code Sections 382 or 383 or other Applicable Laws in each case by reason of the Merger, and Schedule 3.13(a) of the NewDominion Disclosure Schedule lists, to NewDominion's Knowledge, the limitations on use of NewDominion 's existing net operating losses under Code Section 382 that apply as of the date of this Agreement; (ii) all Taxes due and owing by NewDominion or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by NewDominion to Parent and Park National and adequately reserved for in the Financial Statements. Neither NewDominion nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)    Neither NewDominion nor its Subsidiaries expects any authority to assess any material additional Taxes for any periods for which a Tax Return has been filed. No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to NewDominion or any of its Subsidiaries. Neither NewDominion nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where NewDominion or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against NewDominion or any of its Subsidiaries. Schedule 3.13(b) of the NewDominion Disclosure Schedule lists all Tax Returns filed by NewDominion and its Subsidiaries for taxable periods ended on or after December 31, 2015, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Parent and Park National have received correct and complete copies of all material federal and state Tax Returns, or been provided access to correct and complete copies of all such Tax Returns, filed by NewDominion for taxable periods ended on or after December 31, 2015, and have received all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by NewDominion with respect to those taxable periods.
(c)    There are no Liens on NewDominion’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable or which the validity thereof is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the NewDominion Financial Statements.
(d)    Neither NewDominion nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.
(e)    NewDominion and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owning to any employee, independent contractor, creditor, shareholder or other third party.
(f)    Except as listed on Schedule 3.13(f) of the NewDominion Disclosure Schedule, neither NewDominion nor any of its Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement. Neither NewDominion nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was NewDominion); or (ii) has any liability for Taxes of any Person (other than NewDominion or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation or sharing agreement that is listed on Schedule 3.13(f) of the NewDominion Disclosure Schedule will be terminated as of the day of the Effective Time and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date,

NewDominion and its Subsidiaries shall have no further liability or claim under such Tax allocation or sharing agreements.
(g)    Except as listed on Schedule 3.13(g) of the NewDominion Disclosure Schedule, there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which NewDominion or any Subsidiary of NewDominion is a party and that could be treated as a partnership for federal income Tax purposes.
(h)    Neither NewDominion nor any Subsidiary of NewDominion has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.
(i)    No written claim has been made in the last five (5) years by a taxing authority in a jurisdiction where NewDominion or any Subsidiary of NewDominion does not file Tax Returns that NewDominion (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.
(j)    Neither NewDominion nor any Subsidiary of NewDominion has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(k)    Neither NewDominion nor any Subsidiary of NewDominion is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(l)    Neither NewDominion nor any Subsidiary of NewDominion participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.
(m)    Neither NewDominion nor any Subsidiary of NewDominion has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). NewDominion and each Subsidiary of NewDominion have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.
(n)    No gain recognition agreements have been entered into by either NewDominion or any Subsidiary of NewDominion, and, except as listed on Schedule 3.13(n) of the NewDominion Disclosure Schedule, neither NewDominion nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the IRS (or any comparable ruling from any other taxing authority).

(o)    Neither NewDominion nor any Subsidiary of NewDominion is or has at any time been (i) a “controlled foreign corporation” as defined by Section 957 of the Code; (ii) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (iii) a “passive foreign investment company” nor has NewDominion or any Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Sections 1296 or 1297 of the Code.
(p)    NewDominion and each Subsidiary of NewDominion is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.
(q)    Except as listed on Schedule 3.13(q) of the NewDominion Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the payment of any amount for which a deduction would be disallowed by reason of Sections 280G (as determined without regard to Section 280G(b)(4)) (or any corresponding provision of state, local or non-U.S. Tax law), 162 (other than 162(a)), or 404 of the Code.
(r)    Neither NewDominion nor any Subsidiary of NewDominion has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the day of the Effective Time (i) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the Merger, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the day of the Effective Time; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).
(s)    NewDominion and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. Without limiting the generality of the foregoing, NewDominion and each Subsidiary of NewDominion has established and followed procedures to identify any unclaimed property and, to the extent required by Applicable Law, remit such unclaimed property to the applicable Governmental Authority. NewDominion’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representations.
(t)    All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) NewDominion or any Subsidiary of NewDominion and (ii) any other Person that is controlled directly or indirectly by NewDominion (within the meaning of Section 482 of the Code) were effected on arm’s-length terms and for fair market value consideration.
(u)    The unpaid Taxes of NewDominion and each Subsidiary (i) did not, as of December 31, 2017, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of NewDominion and each Subsidiary of NewDominion in filing its Tax Returns. Since the date of the Interim Balance Sheet, neither NewDominion nor any Subsidiary of NewDominion has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.
(v)    NewDominion operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).
(w)    NewDominion has provided or made available to the Parent and Park National all of NewDominion’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to NewDominion or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date including but not limited to all Tax opinions relating to and in the audit files of NewDominion or its Subsidiaries.
(x)    Schedule 3.13(x) of the NewDominion Disclosure Schedule sets forth, to the Knowledge of NewDominion, the following information with respect to NewDominion and each of its Subsidiaries as of the most recent practicable date and on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transaction contemplated by this Agreement: (i) the basis of NewDominion and its Subsidiaries in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocation to NewDominion or its Subsidiaries; and (iii) the amount of any deferred gain or loss allocation to NewDominion or its Subsidiaries arising out of any intercompany transaction.
3.14    Title to Assets; Real Property.
(a)    Except as set forth on Schedule 3.14(a) of the NewDominion Disclosure Schedule, as of the date of this Agreement, NewDominion or one of its Subsidiaries has, and as of the Closing, NewDominion or one of its Subsidiaries will have good and marketable title or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected on the Interim Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Interim Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. All such properties and assets are in good operating condition and repair, ordinary wear and tear excepted, and, in all material respects, are fit for the uses to which they are being put.

(b)    Schedule 3.14(b) of the NewDominion Disclosure Schedule sets forth a true, correct and complete list of all real property owned by NewDominion or one of its Subsidiaries other than “real estate owned” (the “OREO”) acquired as a result of debts previously contracted which are not used for the operations of NewDominion (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Real Property”).
(c)    Schedule 3.14(c) of the NewDominion Disclosure Schedule sets forth a true, correct and complete list of all leases pursuant to which NewDominion or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Real Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms, subject to the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Other than as set forth on Schedule 3.14(c) of the NewDominion Disclosure Schedule, there is not under any of the Leases: (i) any default by NewDominion or its Subsidiaries or any claim of default which with notice or lapse of time, or both, would constitute a default; or (ii) to NewDominion’s Knowledge, any default or claim of default against any lessor to or lessee of NewDominion or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Schedule 3.14(c) of the NewDominion Disclosure Schedule and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. NewDominion has made available to Parent and Park National true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Schedule 3.14(c) of the NewDominion Disclosure Schedule, none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither NewDominion nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.
3.15    Litigation; Orders.
(a)    Except as set forth on Schedule 3.15(a) of the NewDominion Disclosure Schedule, there is no Proceeding pending or, to NewDominion’s Knowledge, threatened either (i) against NewDominion or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b)    Except as set forth on Schedule 3.15(b) of the NewDominion Disclosure Schedule, there is no Order either (i) outstanding against NewDominion or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(c)    To NewDominion’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against NewDominion or any of its Subsidiaries.
3.16    Compliance.
(a)    NewDominion and each of its Subsidiaries are, and at all times have been, in compliance in all material respects with all Applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(b)    NewDominion and each of its Subsidiaries hold, and have at all times since January 1, 2015 held, all licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, Permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NewDominion, and, to the knowledge of NewDominion, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.
(c)    Neither NewDominion nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents, (ii) Material Contract or (iii) any material Permit which it holds.
(d)    NewDominion has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977 and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent and Park National. Such policies comply in all material respects with the requirements of any Laws applicable thereto.
3.17    Loans.
(a)    Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by NewDominion and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with all Applicable Laws, (ii) has been made, entered into or acquired by NewDominion or one of its Subsidiaries in accordance with customary Board of Directors-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and what they purport to be, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, NewDominion or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to NewDominion’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. None of the rights or remedies under the documentation relating to the Loans has been amended, modified, waived, subordinated or otherwise altered by NewDominion, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to Parent and Park National and was entered into by NewDominion in good faith and in its ordinary course of business. For purposes of this Section 3.17(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.
(b)    NewDominion has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Schedule 3.17(b) of the NewDominion Disclosure Schedule sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by NewDominion or its Subsidiaries as of the Interim Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of NewDominion and each of its Subsidiaries have been made available to Parent and Park National.

(c)    Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, NewDominion’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all Applicable Laws and applicable requirements of any government-sponsored enterprise program. NewDominion and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.
(d)    Except as set forth on Schedule 3.17(d) of the NewDominion Disclosure Schedule, none of the agreements pursuant to which NewDominion or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of NewDominion or its Subsidiaries, as applicable.
(e)    NewDominion has made available to Parent and Park National true and correct copies of the loan files related to the Loans. Such files contain, in all material respects, all of the documents and instruments relating to such Loans.
(f)    All payments made on the Loans have been properly credited to the respective Loan.
(g)    As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and will remain in full force and effect following the Closing Date, in each case, without any further action by NewDominion subject to NewDominion fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.
(h)    Schedule 3.17(h) of the NewDominion Disclosure Schedule sets forth a list of all Loans by NewDominion and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of NewDominion or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of NewDominion on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.17(h) of the NewDominion Disclosure Schedule has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

3.18    Allowance for Loan Losses. The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 5.14, as the case may be, were and will be established in accordance with the practices and experiences of NewDominion and its Subsidiaries and were and will be in accordance with the requirements of GAAP.
3.19    Investment Portfolio. All investment securities held by NewDominion, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the Regulatory Agencies. NewDominion has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of NewDominion.
3.20    Interest Rate Risk Management Instruments. Except as set forth on Schedule 3.20 of the NewDominion Disclosure Schedule, NewDominion is not a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, option agreements, futures and forward contracts or other similar derivative transactions and risk management arrangements or agreements.
3.21    Intellectual Property. Schedule 3.21 of the NewDominion Disclosure Schedule sets forth, as of the date of this Agreement, a list of all Intellectual Property rights that are material to the conduct of the business of NewDominion, as presently conducted. NewDominion and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. (i) (A) To the knowledge of NewDominion, the use of any Intellectual Property by NewDominion and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which NewDominion or any NewDominion Subsidiary acquired the right to use any Intellectual Property, and (B) no Person has asserted in writing to NewDominion that NewDominion or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person, (ii) to the knowledge of NewDominion, no Person is challenging, infringing on or otherwise violating any right of NewDominion or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to NewDominion or its Subsidiaries, and (iii) neither NewDominion nor any NewDominion Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by NewDominion or any NewDominion Subsidiary, and NewDominion and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by NewDominion and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents

(including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
3.22    Environmental Matters.
(a)    Except as set forth on Schedule 3.22 of the NewDominion Disclosure Schedule, (i) no notice, notification, demand, request for information, citation, summons or order has been received by NewDominion or any of its Subsidiaries, no complaint has been filed against NewDominion or any of its Subsidiaries, no penalty has been assessed against NewDominion or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to NewDominion’s Knowledge, is threatened against NewDominion or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) NewDominion, each of its Subsidiaries, the Real Property and, to the Knowledge of NewDominion, all OREO are, and have been, in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) neither NewDominion nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (iv) neither NewDominion nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law. Each of NewDominion and its Subsidiaries has developed, incorporated into its policies and is undertaking commercially reasonable risk management procedures in connection with its origination and servicing of loans, including in the exercise of any rights in the event of a borrower default, so as to minimize any potential liability to NewDominion or any of its Subsidiaries under any Environmental Laws.
(b)    To the Knowledge of NewDominion, there has been no release of any Hazardous Substance by NewDominion or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws.
(c)    All to the Knowledge of NewDominion, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by NewDominion or any of its Subsidiaries or as a result of any operations or activities of NewDominion or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to NewDominion or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to NewDominion or any of its Subsidiaries under any Environmental Law.
(d)    Notwithstanding any other provisions herein, the representations and warranties contained in subsections 3.22(a), 3.22(b) and 3.22(c) above constitute NewDominion’s sole representations and warranties regarding compliance with Environmental Laws or the absence of Hazardous Substances.
3.23    Material Contracts. Schedule 3.23 of the NewDominion Disclosure Schedule sets forth a list of all Material Contracts as of the date hereof. Except as set forth on Schedule 3.23 of the NewDominion Disclosure Schedule, neither NewDominion nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of NewDominion to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of NewDominion to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of NewDominion or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither NewDominion nor its Subsidiaries is in violation or breach of or default under any Material Contract. To NewDominion’s Knowledge, no third party is in violation or breach of or default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.
3.24    Employee Benefit Matters.
(a)    Schedule 3.24(a) of the NewDominion Disclosure Schedule sets forth a true and complete list of each Employee Benefit Plan. Only employees and former employees of NewDominion (and their eligible dependents) participate in the Employee Benefit Plans. NewDominion has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.
(b)    With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been furnished to Parent and Park National: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) current ERISA bonds; and (vi) all correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).
(c)    Except as set forth in Schedule 3.24(c) of the NewDominion Disclosure Schedule, with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to NewDominion’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such Employee Benefit Plan or any Contract relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.
(d)    With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which NewDominion is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to NewDominion’s Knowledge, has revocation been threatened.
(e)    All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from NewDominion and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.
(f)    Each Employee Benefit Plan may be amended, terminated or otherwise modified by NewDominion in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to NewDominion, other than (i) providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan and (ii) funding the Retirement Plan for Employees of NewDominion as required by Law. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of NewDominion to so amend, terminate or otherwise modify such Employee Benefit Plan. Neither NewDominion nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth in Schedule 3.24(f) of the

NewDominion Disclosure Schedule, each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a person or entity, other than NewDominion or the trustee of such plan.
(g)    Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties or Section 409A(a)(1) of the Code. Neither NewDominion nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.
(h)    No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.
(i)    Except as set forth in Schedule 3.24(i) of the NewDominion Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of NewDominion or any Subsidiary of NewDominion; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither NewDominion nor any Subsidiary of NewDominion has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.
(j)    Except as set forth in Schedule 3.24(j) of the NewDominion Disclosure Schedule, neither NewDominion nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. NewDominion has at all times complied with COBRA, and has maintained adequate records to evidence such compliance.
(k)    No Employee Benefit Plan is, and neither NewDominion nor any Affiliate thereof maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither NewDominion nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. Except as set forth in Schedule 3.24(k) of the NewDominion Disclosure Schedule, none of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). Except as set forth in Schedule 3.24(k) of the NewDominion Disclosure Schedule, no Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither NewDominion nor any Affiliate thereof has ever contributed to or had an obligation to contribute to any such plan.
(l)    Schedule 3.24(l) of the NewDominion Disclosure Schedule sets forth a complete list of all severance and termination benefits with respect to which NewDominion has or will have any liability, under any Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.
(m)    The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.
(n)    No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.
(o)    Except as set forth in Schedule 3.24(o) of the NewDominion Disclosure Schedule, the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of NewDominion or any Affiliate thereof (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.
(p)    Except as set forth in Schedule 3.24(p) of the NewDominion Disclosure Schedule, no reportable event within the meaning of Section 4043 of ERISA, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither NewDominion nor any Affiliate thereof has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.
(q)    No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Sections 419 or 419A.
(r)    Neither NewDominion nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
3.25    Labor Relations (Employment Matters).
(a)    There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to NewDominion’s Knowledge, threatened against or affecting NewDominion.

NewDominion is not a party to any collective bargaining agreements or similar labor agreements. NewDominion is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Law. NewDominion has not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to NewDominion and, to NewDominion’s Knowledge, no such investigation is in progress.
(b)    Since the Balance Sheet Date, NewDominion has not effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of NewDominion or its Subsidiaries.
(c)    Except as set forth on Schedule 3.25(c) of the NewDominion Disclosure Schedule, NewDominion is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.
(d)    Schedule 3.25(d) of the NewDominion Disclosure Schedule sets forth a complete list of all employees of NewDominion and their basic employment data (including, without limitation, with respect to each such employee, current salary or wage, total compensation for 2017 and date of hire). No individuals other than those set forth on Schedule 3.25(d) of the NewDominion Disclosure Schedule are deemed employees of NewDominion.
(e)    None of NewDominion and its Subsidiaries has incurred any workers’ compensation liability outside of its ordinary course of business.
(f)    Except as set forth on Schedule 3.25(f) of the NewDominion Disclosure Schedule, there are no employment agreements, severance agreement or other employment arrangement to which NewDominion is a party.
(g)    Except as set forth on Schedule 3.25(g) of the NewDominion Disclosure Schedule, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between NewDominion and any current or former employee of NewDominion.
(h)    Except as set forth on Schedule 3.25(h), to NewDominion’s Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any of NewDominion’s current employees and any third party.
3.26    Related Party Transactions. Except as set forth on Schedule 3.26 of the NewDominion Disclosure Schedule and normal reimbursements for business expenses made in the ordinary course of business, neither NewDominion nor its Subsidiaries is a party to any Contract or depository relationship with any Related Party or in which (to NewDominion’s Knowledge) any Related Party has a material interest.
3.27    Insurance. Each of NewDominion and its Subsidiaries are insured by insurers of recognized financial responsibility against such risks and in such amounts as are adequate and as the management of NewDominion reasonably has determined to be prudent and customary with respect to their businesses, properties and assets, it being understood by Park National that NewDominion does not maintain pollution legal liability or environmental impairment insurance. NewDominion maintains directors’ and officers’ liability insurance and fiduciary liability insurance. Schedule 3.27 of the NewDominion Disclosure Schedule sets forth (i) a list of all insurance policies maintained with respect to the business and assets of NewDominion and its Subsidiaries, (ii) all coverage limits, premiums and costs with respect to such insurance policies, and (iii) all claims made under such insurance policies since December 31, 2014, the underlying incidents and dates of such claims, the insurance proceeds recovered with respect to such claims, the retention and deductibles with respect to such claims. NewDominion has not been refused any insurance coverage sought or applied for and does not have any reason to believe that it will not be able to renew existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the NewDominion business at a cost that would be materially higher than existing insurance coverage. All insurance policies with respect to the business and assets of NewDominion are in full force and effect, there has been no lapse in coverage during the term of such policies, all premiums due and payable thereon have been paid, NewDominion and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. There is no claim pending under any such policies with a respect to NewDominion or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.
3.28    Brokers. With the exception of the engagement of Sandler O’Neill & Partners, L.P., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of NewDominion. NewDominion has disclosed to Parent and Park National as of the date of this Agreement the aggregate fees provided for in connection with the engagement of Sandler O’Neill & Partners, L.P. related to the Merger and the other transactions contemplated under this Agreement.
3.29    Sufficiency of Assets. Except as set forth in Schedule 3.29 of the NewDominion Disclosure Schedule, NewDominion and its Subsidiaries own or have the right to use, and after the consummation of the transactions contemplated hereby, the Surviving Bank will continue to own or have the right to use, all of the tangible assets, liabilities, rights and properties necessary to conduct the business of NewDominion, in all material respects in the same manner and on the same terms as currently conducted.
3.30    Unlawful Payments. Neither NewDominion nor, to NewDominion’s Knowledge, any of its directors or officers, employees, agents or other Persons acting at the direction of or on behalf of NewDominion, in the course of its actions for, or on behalf of, NewDominion has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.
3.31    Reorganization. Neither NewDominion nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.32    Information Supplied. None of the information supplied or to be supplied by NewDominion for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the NewDominion Shareholders or at the time of NewDominion Shareholders’ Meeting, (b) the Registration Statement, when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of NewDominion incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by NewDominion with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Park National for inclusion in the Proxy Statement/Prospectus or the Registration Statement.
3.33    Fairness Opinion. The Board of Directors of NewDominion has received the opinion of Sandler O’Neill & Partners, L.P., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the NewDominion Shareholders.
3.34    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. NewDominion is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by NewDominion pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of NewDominion (or, where appropriate, the Board of Directors of any of NewDominion’s Subsidiaries) has adopted and implemented an anti-

money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
3.35    CRA Compliance. NewDominion is “well capitalized” (as that term is defined at 12 C.F.R. 325.103) and its most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To NewDominion’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause NewDominion to receive any notice of non-compliance with such provisions of the CRA or cause NewDominion’s CRA rating to decrease below the “satisfactory” level.
3.36    Mortgage Banking Business. Except as would not reasonably be expected to have a Material Adverse Effect:
(a)    NewDominion has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by NewDominion satisfied, (i) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between NewDominion and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan; and
(b)    No Agency, Loan Investor or Insurer has (i) claimed in writing that NewDominion has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by NewDominion to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of NewDominion or (iii) indicated in writing to NewDominion that it has terminated or intends to terminate its relationship with NewDominion for poor performance, poor loan quality or concern with respect to NewDominion’s compliance with laws.
For purposes of this Section 3.36: (i) “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (x) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by NewDominion or any of its Subsidiaries or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities; (ii) “Loan Investor” means any person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by NewDominion or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan; and (iii) “Insurer” means a person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by NewDominion or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.
3.37    NewDominion Information. True and complete copies of all documents listed in the NewDominion Disclosure Schedule have been made available or provided to Parent and Park National. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in NewDominion’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of NewDominion, all of which have been made available to Parent and Park National, are complete and correct in all material respects, including the maintenance of a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed with its management’s authorizations.
3.38    No Other Representations or Warranties. Except for the representations and warranties made by NewDominion in this Article III, none of NewDominion or any other person makes any express or implied representation or warranty with respect to NewDominion or its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and NewDominion hereby disclaims any such other representations or warranties.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND PARK NATIONAL
Parent and Park National hereby make the following representations and warranties to NewDominion, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), except as set forth in the written disclosure schedule delivered by Parent and Park National to NewDominion (the “Park Disclosure Schedule” and, together with the NewDominion Disclosure Schedule, the “Disclosure Schedules”). Such Park Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this ARTICLE IV, and the disclosures in any section or subsection of the Park Disclosure Schedule shall qualify other sections and subsections in this ARTICLE IV only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

4.1    Organization.
(a)    Parent is a corporation (i) duly organized, validly existing and in good standing under the Laws of Ohio (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Parent is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Parent to perform its obligations under, and to consummate the transactions contemplated by this Agreement.
(b)    Park National is a national banking association (i) duly organized, validly existing and in good standing under the Laws of the United States (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Park National is duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Park National to perform its obligations under, and to consummate the transactions contemplated by this Agreement.
4.2    Authority; Binding Nature. Each of Parent and Park National has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Park National, and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on the part of each of Parent and Park National and no other corporate proceedings on the part of Parent or Park National are necessary to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Park National and, constitutes (in each case assuming due authorization, execution and delivery by NewDominion) the legal, valid and binding obligations of each of Parent and Park National enforceable against each of Parent and Park National in accordance with its terms, subject to the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.
4.3    No Conflicts. The execution, delivery and performance of this Agreement by each of Parent and Park National and the consummation of the transactions contemplated hereby do not and will not (a) conflict with, or result in a breach of or default under, any terms or conditions the Charter Documents of Parent or Park National or any of their Subsidiaries, (b) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Parent or Park National or any of their Subsidiaries, (y) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any material contract (as defined in Item 601(b)(10) of Regulation S-K)) to which Parent or Park National or any of their Subsidiaries is a party, or by which any of their respective assets or properties may be bound, or (z) result in the creation or imposition of any Lien on any of the assets of Parent or Park National or any of their Subsidiaries.
4.4    Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the execution, delivery and performance of this Agreement, and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 4.4 of the Park Disclosure Schedule, no consents, approvals, authorizations or other actions by, or filing with or notifications with, or notifications to, any Person or any Governmental Authority on the part of Parent or Park National is required in connection with the execution, delivery and performance of this Agreement by each of Parent and Park National, except for such consents, approvals, authorizations or other actions, or filings or notifications, the failure of which to be obtained would not have a Material Adverse Effect upon the ability of each of Parent and Park National to perform its obligations under, and to consummate the transactions contemplated by this Agreement.
4.5    Regulatory Matters. Each of Parent and Park National has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2015 with any Regulatory Agency, and has paid all applicable fees, premiums and assessments due and payable thereto, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on the ability of each of Parent and Park National to perform its obligations under, and to consummate the transactions contemplated hereby. Since January 1, 2015, each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. No Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding the business, disclosures or operations of Parent or Park National that could reasonably be expected to have a Material Adverse Effect on the ability of Parent or Park National to perform its obligations under, and to consummate the transactions contemplated hereby. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent or Park National except where such adverse determination would not reasonably be expected to have a Material Adverse Effect upon the ability of each of Parent and Park National to perform its obligations under, and to consummate the transactions contemplated by this Agreement. Neither Parent nor Park National is aware of any reason why it would not receive all required Regulatory Approvals on a timely basis and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.2(a)(i).
4.6    Deposits. The deposit accounts of Park National are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of Park National, and Park National’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 4.6 of the Park Disclosure Schedule, the deposit accounts of Park National have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. Park National has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of Park National. There is no action by the FDIC to terminate Park National’s deposit insurance and Park National has not received any written claim or notice threatening action alleging any of the foregoing.
4.7    Litigation; Orders.
(a)    Except as set forth on Schedule 4.7(a) of the Park Disclosure Schedule, there is no material Proceeding pending or, to Park National’s Knowledge, threatened either (i) against Parent, Park National or any of their Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(b)    Except as set forth on Schedule 4.7(b) of the Park Disclosure Schedule, there is no Order either (i) outstanding against Parent, Park National or any of their Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
4.8    Compliance.
(a)    Parent, Park National and each of their respective Subsidiaries are, and at all times have been, in compliance in all material respects with all Applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(b)    Parent, Park National and each of their respective Subsidiaries hold, and have at all times since January 1, 2015 held, all licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, Permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Park National, and, to Park National’s Knowledge, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.

(c)    None of Parent, Park National or any of their respective Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents, (ii) Material Contract or (iii) any material Permit which it holds.
(d)    Parent and Park National have implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977 and other material policies as may be required by any Applicable Law for itself and its Subsidiaries. Such policies comply in all material respects with the requirements of any Laws applicable thereto.
4.9    Brokers. With the exception of the engagement of Boenning & Scattergood, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.
4.10    Capitalization. The authorized capital stock of Parent consists of (i) 20,000,000 shares of Parent Common Stock, without par value, 15,288,194 of which are issued and outstanding, and 862,558 of which are held in treasury and (ii) 200,000 preferred shares, without par value, 0 of which are issued and outstanding, and 0 of which are held in treasury. The above shares constitute all of the issued and outstanding Parent Common Stock. These shares have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The Parent Common Stock to be issued in exchange for NewDominion Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be registered under the Securities Act and will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue the Merger Consideration as contemplated in this Agreement.
4.11    SEC Filings. Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2015 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
4.12    Financial Statements. Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position of Parent, at their dates and the results of operations and changes in shareholders’ equity of Parent for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.
4.13    Information Supplied. None of the information supplied or to be supplied by Parent or Park National for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the NewDominion Shareholders or at the time of NewDominion Shareholders’ Meeting, (b) the Registration Statement, when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Park National with respect to information supplied by NewDominion for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement/Prospectus and Registration Statement will, when filed by Parent in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.
4.14    Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Each of Parent and Park National is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent and Park National pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. Each of Board of Directors of Parent and Park National (or, where appropriate, the Board of Directors of any of their Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
4.15    CRA Compliance. Park National is “well capitalized” (as that term is defined at 12 C.F.R. 6.4) and its most recent examination rating under the CRA was “satisfactory” or better. To Park National’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Park National to receive any notice of non-compliance with such provisions of the CRA or cause Park National’s CRA rating to decrease below the “satisfactory” level.
4.16    Tax Representations. As of the date of this Agreement it is the present intention, and as of the date of the Effective Time it will be the present intention, of Parent and Park National to continue, either through Parent or through a member of Parent’s “qualified group” (as defined in Treasury Regulations Section 1.368‑1(d)(4)), at least one significant historic business line of NewDominion, or to use at least a significant portion of NewDominion’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368‑1(d). As of the date of this Agreement and the date of the Effective Time, neither Parent nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Parent has any plan or intention to redeem or reacquire, either directly or indirectly, any of the Parent Common Stock issued to the NewDominion Shareholders in connection with the Merger. As of the date of this Agreement and the date of the Effective Time, Parent does own and will own all of the outstanding stock or other equity interests in Park National. As of the date of this Agreement and as of the date of the Effective Time, neither Parent nor Park National has or will have any plan or intention to sell, transfer or otherwise dispose, or cause or permit Park National to sell, transfer or otherwise dispose, of any of the assets of NewDominion acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulations Section 1.368-2(k).
4.17    Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date through the Closing Date, except as reflected in Parent SEC filings or set forth in Schedule 4.17 of the Park Disclosure Schedule or as contemplated by this Agreement, each of Parent and Park National has operated only in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change in either Parent or Park National.
4.18    Material Contracts. Neither Parent nor Park National is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Parent SEC Filings filed prior to the date hereof.
4.19    No Other Representations or Warranties. Except for the representations and warranties made by Parent and Park National in this Article IV, none of Parent, Park National or any other person makes any express or implied representation or warranty with respect to Parent, Park National or their respective Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Park National hereby disclaims any such other representations or warranties.

ARTICLE V
COVENANTS
5.1    Conduct of Business by NewDominion. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement, (B) as set forth on Schedule 5.1 of the NewDominion Disclosure Schedule, or (C) with the written consent of Parent and Park National (which consent shall not be unreasonably withheld or delayed), NewDominion shall, and shall cause each of its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, NewDominion covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent and Park National (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or Applicable Law, or as set forth in Schedule 5.1 of the NewDominion Disclosure Schedule, NewDominion shall not, and shall cause its Subsidiaries not to, directly or indirectly:
(i)    amend its Charter Documents;
(ii)    adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;
(iii)    sell, lease, renew or terminate the lease of, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, other than (A) as contemplated by this Agreement (B) in the ordinary course of business, (C) obsolete or written off assets;
(iv)    (A) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; or (B) make any other investment either by purchase of stock or equity securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of NewDominion;
(v)    incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than, in each case to the extent incurred in the ordinary course of business, indebtedness in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve and repurchase agreements;
(vi)    commence any Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case whether commenced by or pending or threatened against NewDominion, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (A) is for an amount not to exceed accruals therefor reflected in the Interim Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (B) reasonably would not be expected to prohibit or restrict NewDominion from operating its business in the ordinary course;
(vii)    make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;
(viii)    except as required under any Employee Benefit Plan, (A) increase the compensation, severance, benefits, change of control payments or any other amounts payable to its present or former officers, employees or directors, other than nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation, (C) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to NewDominion, in the aggregate, of maintaining such Employee Benefit Plan, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual, or (E) terminate the employment of any employee of NewDominion or its Subsidiaries having total annual compensation in excess of $100,000, other than termination for cause;
(ix)    (A) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of NewDominion’s capital stock or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock; (B) issue or commit to issue any additional shares of capital stock of NewDominion, other than the issuance of shares of NewDominion Common Stock upon the exercise of any NewDominion Stock Options or the vesting and settlement of any NewDominion Equity Awards, in each case, that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement; (C) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of NewDominion’s Subsidiaries; or (D) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;
(x)    make or change any Tax election different from its prior course of practice, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement with respect to Taxes, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;
(xi)    fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;
(xii)    enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;
(xiii)    file any application to establish, or to relocate or terminate the operations of, any banking office of NewDominion;
(xiv)    materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(xv)    change in any material respect its credit policies and collateral eligibility requirements and standards;
(xvi)    except for Loans or commitments for Loans (or renewals or extensions thereof) that have previously been approved by NewDominion prior to the date hereof, make or acquire or issue a commitment for (or renew or extend) (i) any commercial real estate loan in an original principal amount in excess of $2,000,000, (ii) any residential loan originated for retention in the loan portfolio in an original principal amount in excess of $1,200,000 or with loan to value ratios in excess of NewDominion’s internal polices as in effect on the date hereof or (iii) any commercial and industrial loan in an original principal amount in excess of $2,000,000; provided that for the purpose of this paragraph, the consent of Parent and Park National shall be deemed received unless Parent or Park National objects in writing by the close of business on the next Business Day (or, if later, twenty-four (24) hours) after receipt of notice from NewDominion; and provided, further, that, regardless of whether the consent of Parent and Park National is required under this paragraph, NewDominion shall provide Parent and Park National written notice within twenty-four (24) hours after making, acquiring or issuing a commitment for a Loan in excess of $500,000;

(xvii)    extend additional funds to a Loan classified as “criticized”, except for protective advances and extensions of additional credit of up to $500,000 (for purposes of this paragraph, a “criticized” Loan means any Loan classified as special mention, substandard non-accrual, doubtful or a troubled debt restructuring (or words of similar import)); provided that for the purpose of this paragraph, the consent of Parent and Park National shall be deemed received unless Parent or Park National objects in writing by the close of business on the next Business Day (or, if later, twenty-four (24) hours) after receipt of notice from NewDominion;
(xviii)    enter into, renew, amend or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $150,000 and which is terminable on sixty (60) days or less notice without payment of any termination fee or penalty;
(xix)    adopt a plan of complete or partial liquidation or dissolution;
(xx)    purchase or otherwise acquire any assets or incur any Liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1;
(xxi)    take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(xxii)    take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude NewDominion from making such representations and warranties at the time of the Closing;
(xxiii)    take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;
(xxiv)    take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of NewDominion or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby;
(xxv)    agree to take, make any commitments to take, or adopt any resolutions of the Board of Directors or shareholders in support of, any of the actions prohibited by this Section 5.1; or

(xxvi)    hire any new employees except to replace employees listed on Schedule 3.25(d) of the NewDominion Disclosure Schedule on comparable terms and conditions and consistent with past hiring practices.
5.2    Approvals and Filings.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of NewDominion, Parent and Park National agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that nothing contained herein shall be deemed to require Parent or Park National, or require or permit NewDominion, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would (A) reasonably be expected to result in Parent or Park National becoming subject to any cease-and-desist order or other order, formal or informal enforcement action or directive issued by, or written agreement, consent agreement, operating agreement, memorandum of understanding, commitment letter or similar undertaking with, or any request to adopt any board resolutions by, any Governmental Authority, in each case resulting from or arising out of the conduct of NewDominion’s business or that in any manner relates to NewDominion, or (B) reasonably be expected to have a material adverse effect on the Surviving Bank and its Subsidiaries, taken as a whole, after giving effect to the Merger, measured on a scale relative to NewDominion and its Subsidiaries, taken as a whole, including, for the avoidance of doubt, any determination by any Regulatory Agency or Government Authority that the Merger may not be consummated as contemplated herein or in a substantially similar manner immediately following the Effective Time or that any NewDominion Regulatory Agreement will not terminate and be of no further force and effect as of and following the consummation of the Merger (any of the foregoing matters in clauses (A) and (B), a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
(b)    Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) calendar days after the date of this Agreement, Parent, Park National and NewDominion shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Parent, Park National and

NewDominion shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby.
(c)    The parties shall advise each other within twenty-four hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.
5.3    Access; Integration of Data Processing; Confidentiality.
(a)    In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of NewDominion, subject to Section 5.3(c) and Applicable Laws relating to confidentiality and the exchange of information, NewDominion shall permit Parent and Park National and their officers, employees, counsel, accountants and other authorized Representatives, access, throughout the period before the Closing Date, at Parent and Park National’s sole expense, (i) during customary business hours, to NewDominion’s books, papers and records relating to the assets, properties, operations, obligations and liabilities in which Parent or Park National may have a reasonable interest; provided, however, that NewDominion shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements, and (ii) during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of NewDominion and its Subsidiaries for the purpose of performing conversion activities related to data processing integration. Parent and Park National shall use commercially reasonable efforts to minimize any interference with NewDominion’s regular business operations during any such access to NewDominion’s property, books and records.
(b)    At the request of Parent or Park National, during the period from the date of this Agreement to the Closing, NewDominion shall, and shall cause its officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to, cooperate and assist Parent and Park National in connection with preparation for an electronic and systematic conversion of all applicable data regarding NewDominion to Parent and Park National’s systems of telecommunications and electronic data processing, including, if requested by Parent or Park National, by granting to Parent or Park National one or more powers of attorney authorizing Park National to instruct or otherwise contact such telecommunications and data processing service providers on NewDominion’s behalf. Electronic and systematic conversion shall occur at such time as determined by Parent and Park National, in their sole discretion, provided, however, that no such conversion shall occur prior to the Closing. Parent and Park National shall be responsible for reasonable and agreed upon costs incurred by NewDominion, including all fees to third parties, in connection with any such efforts.
(c)    Each of Parent, Park National and NewDominion acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.3(c) shall nonetheless continue in full force and effect.
5.4    Notification. NewDominion, on the one side, and Parent and Park National, on the other side, shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.
5.5    Public Announcements. NewDominion, Parent and Park National shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.
5.6    No Control of NewDominion. Nothing contained in this Agreement shall give Parent or Park National, directly or indirectly, the right to control or direct the operations of NewDominion prior to the Closing Date.
5.7    Employee Benefit Matters.
(a)    As of the Closing Date, Parent and Park National shall provide to each employee of NewDominion who, as decided by Parent and Park National in their sole discretion, shall continue employment with the Surviving Bank following the Closing Date (a “Continuing Employee”) (i) base wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that are substantially comparable, in the aggregate, to the Employee Benefit Plans of NewDominion provided to each such Continuing Employee immediately prior to the Closing Date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees).
(b)    NewDominion shall ensure that as of immediately prior to the Closing Date, each employee or other service provider of NewDominion and its Affiliates who provides services to the business of NewDominion is employed by NewDominion and that no other individual is employed by NewDominion. NewDominion shall deliver an updated copy of Schedule 3.25(d) of the NewDominion Disclosure Schedule to Parent and Park National not more than ten (10) Business Days following the date of this Agreement and shall provide Parent and Park National with an updated copy of Schedule 3.25(d) of the NewDominion Disclosure Schedule within ten (10) Business Days prior to the Closing Date. Only employees (and their dependents) shall be participants in the Employee Benefit Plans sponsored by NewDominion.
(c)    Parent and Park National shall provide, or cause to provide, each employee of NewDominion or its Subsidiaries who, as decided by Parent and Park National in their sole discretion, does not continue employment with the Surviving Bank following the Closing Date (a “Discontinued Employee”) with severance benefits under NewDominion’s existing severance practices or pursuant to the terms of any employment agreement with NewDominion in existence as of the date hereof; provided, that for purposes of determining seniority as it relates to Park National’s severance practices, such a Discontinued Employee shall be credited with his or her years of service with NewDominion; provided, further, that such benefit payments shall be conditioned on execution of a release of claims in a form satisfactory to Parent and Park National.
(d)    With respect to any employee benefit plan of Parent or Parent’s Affiliates in which any Continuing Employee becomes eligible to participate on or after the Closing Date (a “Parent Plan”), Parent shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such Parent Plan to the extent they were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit Parent Plan or any such credit that would result in a duplication of benefits) under each Parent Plan in which such Continuing Employee becomes or may become a participant for service with Surviving Bank (or any predecessor to Surviving Bank and its Affiliates), solely to the extent such service was credited under the Employee Benefit Plans. As of the Closing Date, Parent and Park National shall credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on

Schedule 3.24 of the NewDominion Disclosure Schedule as of the Closing Date. With respect to each Parent Plan that is a health plan in which Continuing Employees participate after Closing, Parent and Park National shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan to the extent such requirements or limitations were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third party administrator of such Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable Parent Plan.
(e)    Parent, Park National and NewDominion acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of Parent, Park National and NewDominion and nothing contained herein shall (i) be construed as an amendment to any Employee Benefit Plan or Parent Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Parent, Park National or NewDominion or their respective Affiliates, or any dependent or beneficiary thereof or (iii) otherwise obligate Parent or any of its Affiliates to maintain any particular Parent Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. Parent, Park National and NewDominion further acknowledge and agree that NewDominion and its Subsidiaries shall provide to Parent all employee books and records relating to Continuing Employees no later than the Closing Date.
(f)    NewDominion shall terminate the 401(k) Plan immediately prior to the Closing Date by resolution adopted by the Board of Directors of NewDominion, on terms acceptable to Parent and Park National, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances thereunder; and NewDominion shall notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements.
5.8    No Solicitation of Transaction.
(a)    Subject to Section 5.8(b), from the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VII, NewDominion shall not, and shall cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors or other Representatives to not, directly or indirectly, (i) take any action to solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Parent and Park National) any non-public information or data with respect to NewDominion or any of its Subsidiaries in connection with an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), or (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal. Upon execution of this Agreement, NewDominion shall, and shall cause all of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors and other Representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.8 shall preclude NewDominion or its Representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.
(b)    Notwithstanding anything to the contrary contained in this Agreement, NewDominion may take any of the actions described in clause (ii) of Section 5.8(a) if, but only if, (i) NewDominion has received a bona fide unsolicited written Acquisition Proposal, prior to the NewDominion Shareholders’ Meeting, that did not result from a breach of this Section 5.8; (ii) NewDominion’s Board of Directors determines (in accordance with this Agreement) that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal; (iii) NewDominion has provided Parent and Park National with prompt notice of such determination, which notice shall be prior to taking any such action; (iv) prior to furnishing or affording access to any non-public information or data with respect to NewDominion or any of its Subsidiaries in connection with an Acquisition Proposal, NewDominion receives from such Person a confidentiality agreement with terms no less favorable to NewDominion than those contained in the Confidentiality Agreement (or, if such confidentiality agreement includes provisions that are less favorable in the aggregate to NewDominion, than those contained in the Confidentiality Agreement, NewDominion offers to amend the Confidentiality Agreement to include such similar provisions); and (v) NewDominion determines in good faith, after consultation with NewDominion’s outside legal counsel that the failure of NewDominion to furnish such information or access or enter into negotiations or discussions would reasonably be expected to violate its fiduciary duties under applicable law. NewDominion shall promptly provide to Parent and Park National any non-public information regarding NewDominion or its Subsidiaries provided to any other Person that was not previously provided to Parent and Park National, such additional information to be provided no later than the date of provision of such information to such other party.
(c)    NewDominion shall promptly (and in any event within twenty-four (24) hours) notify Parent and Park National in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, NewDominion or any NewDominion Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any such proposals, offers or information requests (including a copy thereof if in writing and any related documentation or correspondence).
5.9    Indemnification; Directors’ and Officers’ Insurance.
(a)    From and after the Effective Time and for a period of six (6) years thereafter, each of Parent and Surviving Bank shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of NewDominion or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of the fact that Indemnitee was an officer, director or employee of NewDominion or any Subsidiary or acts or omissions by Indemnitee in such capacity or taken at the request of NewDominion or any Subsidiary, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Law and (ii) assume all obligations of NewDominion and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in NewDominion’s Charter Documents and the organizational documents of NewDominion’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Bank to, advance any expenses (including legal expenses) of any Indemnitee under this Section 5.9 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.9.
(b)    The Surviving Bank shall use its reasonable best efforts to maintain in effect for six years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by NewDominion (provided that the Surviving Bank may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Bank be required to expend pursuant to this Section 5.9(b) more than an amount per year equal to 200% of current annual premiums paid by NewDominion for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Bank shall purchase as much coverage as possible for such amount. The provisions of this Section 5.9 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Bank for purposes of this Section 5.9 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.

(c)    The provisions of this Section 5.9 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under NewDominion Charter Documents, by contract or otherwise. In the event the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Bank or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.9. This Section 5.9 shall survive the Effective Time.
5.10    Efforts to Consummate; Further Assurances.
(a)    Parent, Park National and NewDominion agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.
(b)    Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.
5.11    [Reserved.]
5.12    NewDominion Divisional Advisory Board. At or promptly following the Effective Time, Parent shall create a NewDominion Divisional Advisory Board. Parent shall take all action necessary to appoint to such advisory board certain of those persons who served on the Board of Directors of NewDominion immediately prior to the execution of this Agreement, as mutually agreed upon by Parent and NewDominion. No later than thirty (30) days after the execution of this Agreement, NewDominion shall provide to Parent the names of its current directors who desire to serve on the NewDominion Divisional Advisory Board pursuant to this Section 5.12. Members of the NewDominion Divisional Advisory Board will receive compensation that is commensurate Park National’s historic advisory board compensation practice.
5.13    Employment Agreements. Concurrently with the execution and delivery of this Agreement, NewDominion agrees to cause each person listed on Schedule 5.13 of the Park Disclosure Schedule to execute and deliver an Employment Agreement in a form reasonably satisfactory to Parent and Park National (each an “Employment Agreement”), effective upon the Closing.
5.14    Financial Statements. From the date of this Agreement until the Closing Date or the termination of this Agreement pursuant to Article VII, NewDominion will provide to Parent and Park National as promptly as practicable, but in no event later than the twentieth day following the end of the relevant calendar month, the monthly unaudited financial statements of NewDominion as provided to NewDominion’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.
5.15    Tax Matters.
(a)    For federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Code Section 368(a)(1)(A), and this Agreement is intended to constitute, and the parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368.3(a). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall cooperate and take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken that could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code (including, in the case of Parent and Park National, continuing at least one significant historic business line of NewDominion, or using at least a significant portion of the historic business assets of NewDominion in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d); and in connection with the Merger, not reacquiring or permitting any entity or person that is a “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Parent to acquire, any of the Parent Common Stock issued in connection with the Merger that would cause the Merger not to qualify as a reorganization or not selling or otherwise disposing of any of the assets of NewDominion or any Subsidiaries of NewDominion, whether directly or indirectly, in the Merger or pursuant to this Agreement, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulations Section 1.368-2(k). All parties hereto shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)    The Chief Financial Officer of each of the Parent and NewDominion shall execute and deliver to Squire Patton Boggs (US) LLP and Wyrick Robbins Yates & Ponton LLP certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firm, including at the time the Registration Statement is filed with the SEC and the Effective Time, in connection with each firm’s delivery of its Tax opinion pursuant to Section 6.2(g) and Section 6.3(d). Each of Parent and NewDominion shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.15(b).
5.16    Stock Exchange Listing. Parent shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under the NYSE American listing rules, the shares of Parent Common Stock to be issued as part of the Merger

Consideration in connection with the Merger, or (ii) make such post-Closing filings with the NYSE American as may be required by the applicable rules thereof.
5.1    Litigation and Claims. NewDominion shall promptly, and in any event within two (2) Business Days, notify Parent and Park National in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against NewDominion or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in NewDominion. NewDominion shall promptly notify Parent and Park National in writing of any Proceeding, pending or, to NewDominion’s Knowledge, threatened against NewDominion or any of its Subsidiaries that (A) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Parent or its Subsidiaries with respect hereto or thereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby. NewDominion shall give Parent and Park National the opportunity to participate at their own expense in the defense or settlement of any shareholder litigation against NewDominion and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s and Park National’s prior written consent (such consent not to be unreasonably withheld or delayed).
ARTICLE VI
CONDITIONS TO CLOSE
6.1    Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:
(a)    No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.
(b)    Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Materially Burdensome Regulatory Condition as contemplated by Section 5.2(a), and all statutory waiting periods in respect thereof shall have expired or been terminated.
(c)    Consents. All consents, authorizations, waivers or approvals set forth in Schedule 3.4 of the NewDominion Disclosure Schedule and Schedule 4.4 of the Park Disclosure Schedule shall have been obtained.
(d)    Registration Statement. The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of Parent Common Stock issuable pursuant to the Merger shall have been received.
6.2    Conditions to Obligations of Park National and Parent. The obligations of Park National and Parent to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by Park National and Parent, at or prior to the Closing Date of the following conditions:
(a)    Accuracy of Representations and Warranties. For purposes of this Section 6.2(a), the accuracy of the representations and warranties of NewDominion set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.33 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of NewDominion set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.33) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to NewDominion; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “NewDominion’s Knowledge” shall be deemed not to include such qualifications.
(b)    Compliance with Covenants and Obligations. NewDominion shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.
(c)    Shareholder Approval. This Agreement shall have been approved by action by the NewDominion Shareholders holding the requisite voting power under the Charter Documents and Applicable Law.
(d)    NewDominion Closing Deliverables. NewDominion shall have delivered to Parent and Park National, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.17 at or prior to the Closing Date.
(e)    No Enforcement Actions. There shall have been no new enforcement actions initiated by any Regulatory Agency which, individually or in the aggregate, would reasonably be expected to materially affect NewDominion’s ability to conduct its business as currently being conducted.
(f)    Appraisal Shares. As of the Closing Date, the holders of no more than 10% of the NewDominion Common Stock that is issued and outstanding shall have taken the actions required under the NCBCA to qualify their NewDominion Common Stock as Appraisal Shares.

(g)    Tax Opinion. Parent and Park National shall have received a written opinion of Squire Patton Boggs (US) LLP dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Squire Patton Boggs (US) LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of each of NewDominion and Parent as referenced in Section 5.15(b).
6.3    Conditions to the Obligations of NewDominion. The obligation of NewDominion to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by NewDominion, at or prior to the Closing Date of the following conditions:
(a)    Accuracy of Representations and Warranties. For purposes of this Section 6.3(a), the accuracy of the representations and warranties of Parent and Park National set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.9 and 4.10 shall be true and correct, except for inaccuracies which are de minimis in amount or effect. There shall not exist inaccuracies in the representations and warranties of Parent and Park National set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.9 and 4.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to Parent or Park National; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “Park National’s Knowledge” shall be deemed not to include such qualifications.
(b)    Compliance with Covenants and Obligations. Parent and Park National shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.
(c)    Park Closing Deliverables. Parent and Park National shall have delivered to NewDominion, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.18 at or prior to the Closing Date.
(d)    Tax Opinion. NewDominion shall have received a written opinion of Wyrick Robbins Yates & Ponton LLP, dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Wyrick Robbins Yates & Ponton LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of each of NewDominion and Parent as referenced in Section 5.15(b).

ARTICLE VII
TERMINATION
7.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:
(a)    by the mutual written consent of NewDominion and Park National;
(b)    by either NewDominion or Park National if the Closing Date shall not have occurred on or before the first anniversary of the date of this Agreement; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;
(c)    by either NewDominion or Park National in the event of (i) a material breach by the other party of any representation or warranty contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent’s and Park National’s or NewDominion’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent’s and Park National’s or NewDominion’s obligations set forth in Section 6.2 or Section 6.3, respectively; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party who is then in material breach of any covenant or agreement hereunder;
(d)    by either NewDominion or Park National if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of enjoining, prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;
(e)    [Reserved];
(f)    by Park National if (i) the Board of Directors of NewDominion (or any committee thereof) shall have failed to make the NewDominion Recommendation or shall have made an Adverse Recommendation Change, or (ii) NewDominion shall have materially breached any of the provisions set forth in Sections 2.16 and 5.8;
(g)    by Park National or NewDominion, if NewDominion has received a Superior Proposal, and in accordance with Sections 2.16 and 5.8 of this Agreement, the Board of

Directors of NewDominion has delivered to Parent and Park National a Notice of Recommendation Change or made an Adverse Recommendation Change; or
(h)    by either NewDominion or Park National if the NewDominion Shareholders fail to adopt this Agreement for any reason whatsoever.
7.2    Effect of Termination.
(a)    In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 7.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 5.3(c) shall survive any such termination; and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the breach of any of its representations, covenants or agreements set forth in this Agreement.
(b)    Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Sections 7.1(f) or (g), then NewDominion shall, within five business days following the date of termination, pay to Park National the sum equal to $4,170,000 (the “Termination Fee”). The Termination Fee as provided in this Section 7.2(b) shall be paid to Park National by wire transfer of immediately available funds. NewDominion hereby waives any right to set-off or counterclaim against such amount.
(c)    Notwithstanding anything to the contrary in this Agreement, in the event that (i) an Acquisition Proposal with respect to NewDominion shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of NewDominion, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to NewDominion after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Park National or NewDominion pursuant to Section 7.1(b) (if approval of this Agreement by NewDominion Shareholders has not theretofore been obtained), (B) by Park National pursuant to Section 7.1(c) or (C) by Park National or NewDominion pursuant to Section 7.1(h) and (iii) prior to the date that is twelve (12) months after the date of such termination NewDominion consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into any definitive agreement relating to a transaction of a type set forth in the definition an “Acquisition Proposal,” then NewDominion shall on the earlier of the date such transaction is consummated or such definitive agreement is entered into, pay to Park National the Termination Fee by wire transfer of immediately available funds.
Notwithstanding the foregoing, in no event shall NewDominion be required to pay a Termination Fee (a) on more than one occasion or (b) if, at the time this Agreement is terminated by Parent or Park National, this Agreement could have been terminated by NewDominion pursuant to Section 7.1(c) or Section 7.1(d).
ARTICLE VIII
MISCELLANEOUS
8.1    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:
(a)    if to Parent, to:
Park National Corporation
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058
Attn: Brady T. Burt
Tel: 740-322-6844
with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201
and
(b)    if to Park National, to:
The Park National Bank
50 North Third Street, P.O. Box 3500
Newark, Ohio 43058
Attn: Brady T. Burt
Tel: 740-322-6844
with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

and
(c)    if to NewDominion, to:
NewDominion Bank
1111 Metropolitan Avenue, Suite 500
Charlotte, North Carolina 28204
Attn: J. Blaine Jackson
Tel: 704-943-5718
Fax: 704-943-5788
with a copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
Attn: Todd H. Eveson
Tel: 919-781-4000
Fax: 919-781-4865
8.2    Entire Agreement. This Agreement (including the Disclosure Schedules hereto), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof, constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.
8.3    Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.
8.4    Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.
8.5    Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by NewDominion or Parent or Park National without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.
8.6    Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Ohio, without regard to principles of conflicts of laws.
8.7    Consent to Jurisdiction.
(a)    Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court or any Ohio state court sitting in Columbus, Ohio, and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts, and (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.
(b)    Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Ohio Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8.1, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
8.8    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY,

AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8.
8.9    Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Applicable Law.
8.10    Cumulative Remedies; Specific Performance. All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.
8.11    Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated, including all fees and expenses of agents, Representatives, counsel and accountants.
8.12    Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.
8.13    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
8.14    Nonsurvival. None of the representations, warranties, covenants and agreements set forth in this Agreement other than Section 5.9 and this Section 8.14 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
[Remainder of page was intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger and Reorganization on the day and year first above written.
Park National Corporation

By: /s/ David L. Trautman
Name: David L. Trautman
Title: Chief Executive Officer and President

The Park National Bank

By: /s/ David L. Trautman
Name: David L. Trautman
Title: Chief Executive Officer and President

NewDominion Bank

By: /s/ J Blaine Jackson
Name: J. Blaine Jackson
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]